Exhibit 2.1

Execution Version

FIFTH CINVEN FUND ENTITIES
OTHER SELLERS
GO DADDY OPERATING COMPANY, LLC
DESERT NEWCO, LLC

AGREEMENT
on the Sale and Purchase of the entire issued share capital of Host Europe Holdings Limited and certain loan notes issued by Host Europe Finance Co. Limited

5 December 2016

Execution Version

Table of Contents

1.	Effective Date	3
2.	Sale of the HEG-Shares; sale of the Loan Notes	3
3.	Share Purchase Price; conditions of payment	5
4.	Current Group financing status; termination of existing financing agreements	8
5.	Closing Conditions; waiver of Closing Conditions	11
6.	Closing; Closing Actions	14
7.	Sellers’ and Loan Note Holders’ Guarantees	18
8.	Remedies for breach of Sellers’ Guarantees / Loan Note Holders’ Guarantees	24
9.	Purchaser’s Guarantees	29
10.	Pre-Closing Covenants	32
11.	Undertakings of the Sellers, the Loan Note Holders and the Group Companies	44
12.	Post-Closing Covenants	44
13.	Confidentiality and press releases	46
14.	No third party rights	48
15.	No assignment of rights; no set-off rights	48
16.	Costs and taxes; VAT treatment	49
17.	Notices	49
18.	Miscellaneous	52
Schedule 1 Sellers – Cinven Sellers
Schedule 2 Sellers – Minority Investors
Schedule 3 Sellers – Management Sellers
Schedule 4 List of Definitions
Schedule 5 List of Exhibits

i

Agreement on the sale and purchase of all shares in Host Europe Holdings Limited and certain loan notes issued by Host Europe Finance Co. Limited

Parties:

(1)	The Cinven Sellers (as listed in Schedule 1),

(2)	The Minority Sellers (as listed in Schedule 2),

(3)	The Management Sellers (as listed in Schedule 3),
(the Cinven Sellers, the Minority Sellers and the Management Sellers collectively the Sellers and each a Seller),

(4)	Go Daddy Operating Company, LLC, a Delaware limited liability company, 14455 N. Hayden Road, Scottsdale, Arizona 85260, USA (the Purchaser),
(the Sellers and the Purchaser together the Parties and each of them a Party),

(5)	Desert Newco, LLC, a Delaware limited liability company, 14455 N. Hayden Road, Scottsdale, Arizona 85260, USA (the Purchaser’s Guarantor),

(6)	Cinven Capital Management (V) General Partner Limited, East Wing, Trafalgar Court, Les Banques, St Peter Port, Guernsey GY1 3PP (the Sellers’ Representative).

Whereas:

(A)
The Sellers collectively hold 100 percent of the shares in Host Europe Holdings Limited, a private limited company established under Jersey law with registered address at 11-15 Seaton Place, St. Helier, Jersey, JE4 0QH and registered with the JFSC Companies Registry under registration no. 113541 (the Company). The Company is the direct and indirect shareholder of the companies as shown in the structure chart in Exhibit (A) (such companies together with the Company hereinafter collectively referred to as the Group Companies or the Group or HEG).

(B)
Except for P.I.G. Holdings Limited (P.I.G. Holdings Limited), all shares of the Group Companies other than the Company are held by another Group Company. Twenty percent of the shares of P.I.G. Holdings Limited, a direct subsidiary of Host Europe Group Limited, are currently held by four individuals (the P.I.G.

Sellers) and the remainder of the shares of P.I.G. Holdings Limited are currently held by Host Europe Group Limited. The P.I.G. Sellers have entered into a settlement deed by which they have agreed to sell all shares of P.I.G. Holdings Limited held by them to Host Europe Group Limited in exchange for GBP 25 million in cash. A copy of the signed settlement deed is attached hereto as Exhibit (B). The purchase price for the foregoing shares will be paid by Host Europe Group Limited using its own funds. Closing of the settlement deed is conditional on, and will occur immediately following, the Closing under this Agreement.

(C)
HEG is active in the webhosting business and provides domains, webhosting services, cloud hosting services and “Software as a Service” solutions to smaller and medium sized business customers (also known as Mass Hosting Business) and individual full-service managed private solutions and hybrid cloud solutions for larger customers (also known as Managed Hosting Business) (the Mass Hosting Business and the Managed Hosting Business hereinafter referred to as the Business).

(D)
Host Europe Finance Co. Limited, a private limited company under Jersey law with registered address at 11-15 Seaton Place, St. Helier, Jersey, JE4 0QH and a direct subsidiary of the Company (FinCo), has issued certain loan notes as listed in Exhibit (D) (collectively the Loan Notes).

(E)
The Sellers intend to sell to the Purchaser all their shares in the Company (such shares of each Seller as listed in more detail in column B of Schedule 1 to Schedule 3, respectively, collectively referred to as the HEG-Shares). The Purchaser intends to purchase these shares. Further, Sellers 1 to 11 and Sellers 14 to 27 (collectively the Loan Note Holders) also intend to sell to the Purchaser their Loan Notes as listed in column C of Schedule 1 to Schedule 3, respectively, and the Purchaser intends to purchase these Loan Notes (the sale and transfer of the shares in the Company and of the Loan Notes the Transaction).

(F)
On 10 December 2014 (roll of deeds no. H3491/2014 of the notary public Dr. Armin Hauschild, Düsseldorf) Seller 9 and Seller 10 (Seller 9 and Seller 10 collectively the Indigo Sellers) as sellers and HEG Co. GmbH as purchaser (the Indigo Purchaser, which was subsequently merged into PlusServer GmbH, an indirect subsidiary of the Company) entered into a share purchase and transfer agreement (as amended on 20 January 2015, roll of deeds no. H96/2015 of the notary public Dr. Armin Hauschild, Düsseldorf) regarding the acquisition of all shares in intergenia Holding GmbH (the Indigo SPA). Under the Indigo SPA a portion of the share purchase price in the amount of EUR 15,988,000.00 was held back by the Indigo Purchaser (the Holdback Amount) in order to serve as security for any tax indemnification claims of the Indigo Purchaser under the

Indigo SPA. It is now envisaged to pay out EUR 8,091,000.00 of the Holdback Amount to the Indigo Sellers prior to or at Closing (such amount, the Holdback Payment Amount).

(G)
In order to provide the Group with sufficient funds to pay the Holdback Amount to the Indigo Sellers, FinCo has issued 12,662,759 “H Loan Notes” with a nominal value of GBP 1.00 each to the Cinven Sellers under a “Subscription Agreement” dated 20 February 2015 (the H Loan Note Subscription Agreement) as listed in column C of Schedule 1 (such loan notes collectively, the H Loan Notes, and the Loan Notes except for the H Loan Notes, the Ordinary Loan Notes). The aggregate subscription price for the H Loan Notes is EUR 15,988,000.00. The subscription price for these H Loan Notes has not been paid by the Cinven Sellers to FinCo. It is now envisaged that the Cinven Sellers will pay the subscription price for the H Loan Notes (either in full or in part) to FinCo prior to or at the Closing (the aggregate amount of the subscription price so paid, the H Loan Note Subscription Amount).

(H)	The Parties, the Purchaser’s Guarantor and Sellers’ Representative desire to enter into this sale and purchase agreement (the Agreement).

(I)
Seller 21 and Seller 22 have executed and delivered a management warranty deed in favor of the Purchaser. A copy of the executed management warranty deed is attached as Exhibit (I) (the Management Warranty Deed).

It is agreed:

1.	Effective Date
For the purposes of this Agreement, the Effective Date shall mean 30 June 2016, 24.00 hrs. (CET).

2.	Sale of the HEG-Shares; sale of the Loan Notes

2.1	Sale of the HEG-Shares; right to profits

2.1.1
Each of the Sellers hereby agrees to sell to the Purchaser, who accepts such sale, with economic effect (wirtschaftlicher Wirkung) as of the Effective Date such HEG-Shares as set out in column B of Schedule 1 to Schedule 3, respectively, upon the terms and conditions of this Agreement.

2.1.2
The sale and purchase of these HEG-Shares hereunder shall include any and all rights pertaining to these HEG-Shares, including the rights to receive dividends for the current fiscal year and for former fiscal years, in each case to the extent such dividends have not been distributed to the relevant Sellers (or any then current shareholder) prior to the Effective Date.

2.2	Sale of the Loan Notes

2.2.1
Each of the Loan Note Holders hereby agrees to sell to the Purchaser, who accepts such sale, such Loan Notes as set out column C of Schedule 1 to Schedule 3, respectively, and any claims and other rights pertaining to the Loan Notes upon the terms and conditions of this Agreement.

2.2.2
The sale and purchase of these Loan Notes hereunder shall include any and all rights pertaining to these Loan Notes on the Closing Date (including, for the avoidance of doubt, any interest accrued and unpaid until Closing).

2.3	Transfer of the HEG-Shares and of the Loan Notes
On the Closing Date (i) each Seller will transfer to the Purchaser its respective HEG-Shares as set forth in column B of Schedule 1 to Schedule 3, respectively, by way of delivering to the Purchaser (a) duly executed share transfer forms in respect of such HEG-Shares and (b) the share certificates relating to such HEG-Shares in respect of which certificates were issued or are required by law to be issued, and (ii) each Loan Note Holder will transfer to the Purchaser the Loan Notes as set forth in column C of Schedule 1 to Schedule 3, respectively, by way of executing a separate loan note transfer form, in each case of (i) and (ii) subject to (aufschiebend bedingt) the occurrence of the following conditions precedent:

2.3.1	the Share Purchase Price (including any Increase Amount) for the relevant HEG-Shares having been fully and unconditionally received by the relevant Seller in accordance with clause 3.4 below;

2.3.2
the Ordinary Loan Note Purchase Price for the relevant Ordinary Loan Notes having been fully and unconditionally received by the relevant holders of the Ordinary Loan Notes (the Ordinary Loan Note Holders) in accordance with clause 3.5 below; and

2.3.3
the H Loan Note Purchase Price for the relevant H Loan Notes and the H Loan Note Interest having been fully and unconditionally received by the Cinven Sellers in accordance with clause 3.4.4 and clause 3.5 below.

2.4	Consent of Spouses
Each of Seller 13, Seller 19, Seller 22, Seller 28, Seller 29, Seller 30, Seller 32, Seller 33, Seller 34, Seller 38, Seller 40, Seller 41, Seller 42, Seller 43, Seller 46 and Seller 47 delivered written declarations of their respective spouses (Ehegatten) granting consent to the execution of this Agreement and the transactions contemplated hereunder in accordance with the provisions of applicable matrimonial law. A copy of each of such declarations is attached hereto as Exhibit 2.4. To the extent applicable matrimonial law would require consent as referred to in sentence 1 of this clause 2.4 from any of the other Sellers if they were married, such other Sellers hereby confirm that (i) they are not married, and (ii) will comply with the obligation in sentence 1 of this clause 2.4 if they are getting married in the period from the Signing Date to the Closing Date.

3.	Share Purchase Price; conditions of payment

3.1	Share Purchase Price
The purchase price to be paid by the Purchaser for the HEG-Shares shall amount to
EUR 600,000,000.00
(the Share Purchase Price).

3.2	Increase of the Share Purchase Price
The Share Purchase Price shall be increased by EUR 16,438.36 per day commencing on (but excluding) the Effective Date until (and including) the Closing Date (the Increase Amount). Such interest rate payments shall be treated as an increase of the Share Purchase Price.

3.3	Ordinary Loan Note Purchase Price
The purchase price to be paid by the Purchaser to the Ordinary Loan Note Holders for the Ordinary Loan Notes (excluding the A PIK Loan Notes as listed in Exhibit (D)) as sold and purchased hereunder shall amount to
EUR 262,600,000.00
plus the Euro amount (using an exchange rate of EUR/GBP equal to 1.16/1.00) of any interest accrued under the respective Ordinary Loan Notes (such interest including the principal amount of the A PIK Loan Notes amounting to GBP 28,000,000.00 and any interest accrued under the A PIK Loan Notes) and unpaid from the date of issuance thereof until the Closing Date (the Ordinary Loan Note Purchase Price). The Ordinary Loan Note Purchase Price shall be notified in writing by the Ordinary Loan Note Holders through the Sellers’ Representative to the Purchaser no later than five (5) Business Days prior to the Closing Date.

3.4	H Loan Note Purchase Price

3.4.1
The purchase price to be paid by the Purchaser for the H Loan Notes shall equal the H Loan Note Subscription Amount (the H Loan Note Purchase Price) plus the Euro amount (using an exchange rate of EUR/GBP equal to 1.16/1.00) of any interest accrued under the H Loan Notes and unpaid from the date of issuance thereof until the Closing Date (the H Loan Note Interest, and (i) the Ordinary Loan Note Purchase Price, (ii) the H Loan Note Purchase Price and (iii) the H Loan Note Interest, collectively, the Loan Note Purchase Price).

3.4.2
The Sellers shall procure that at or prior to Closing, upon receipt of the H Loan Note Subscription Amount, FinCo will provide an intercompany loan to PlusServer GmbH as set out in clause 3.4.5(b) in the amount of the H Loan Note Subscription Amount as determined by the Cinven Sellers in accordance with clause 3.4.3. Upon receipt of such loan, the Sellers shall procure that PlusServer GmbH will make a payment to the Indigo Sellers as set out in clauses 3.5.3 and 6.2.1(e) in the amount of the Holdback Payment Amount (the H Loan Note Subscription Amount less the Holdback Payment Amount, the H Loan Note PlusServer Amount; for the avoidance of doubt, the H Loan Note PlusServer Amount will remain with PlusServer GmbH).

3.4.3	The H Loan Note Subscription Amount, the H Loan Note PlusServer Amount and the Holdback Payment Amount shall be as follows:

(a)	The H Loan Note Subscription Amount shall be equal to EUR 15,988,000.00 (in words: fifteen million nine hundred eighty-eight thousand euros).

(b)	The H Loan Note PlusServer Amount shall be equal to EUR 7,897,000.00 (in words: seven million eight hundred ninety-seven thousand euros).

(c)	The Holdback Payment Amount shall be equal to EUR 8,091,000.00 (in words: eight million ninety-one thousand euros).

3.4.4	In order to pay the H Loan Note Purchase Price (comprising the Holdback Payment Amount and the H Loan Note PlusServer Amount), the Purchaser shall make the following payments:

(a)	Holdback Payment Amount
Payment of the Holdback Payment Amount to the Indigo Sellers as set out in clause 3.5.3 and clause 6.2.1(e) (the Holdback Payment Amount Payment), such payment deemed to constitute the following:

(i)	payment by the Purchaser of that part of the H Loan Note Purchase Price which equals the amount of the Holdback Payment Amount to the Cinven Sellers;

(ii)	payment in the amount of the Holdback Payment Amount by the Cinven Sellers to FinCo on the outstanding principal amount under the H Loan Note Subscription Agreement;

(iii)	payment in the amount of the Holdback Payment Amount on the intercompany loan by FinCo to its indirect subsidiary PlusServer GmbH; and

(iv)	payment in the amount of the Holdback Payment Amount by PlusServer GmbH to the Indigo Sellers.

(b)	H Loan Note PlusServer Amount
Payment of the H Loan Note PlusServer Amount to PlusServer GmbH as set out in clause 3.5.4 and clause 6.2.1(f) (the H Loan Note PlusServer Amount Payment), such payment constituting the following:

(i)	payment by the Purchaser of that part of the H Loan Note Purchase Price which equals the amount of the H Loan Note PlusServer Amount to the Cinven Sellers;

(ii)	payment in the amount of the H Loan Note PlusServer Amount by the Cinven Sellers to FinCo on the outstanding principal amount under the H Loan Note Subscription Agreement; and

(iii)	payment in the amount of the H Loan Note PlusServer Amount on the intercompany loan by FinCo to its indirect subsidiary PlusServer GmbH.

3.4.5	The Sellers shall procure that prior to Closing

(a)
FinCo consents to the effect of (i) the Holdback Payment Amount Payment as described in clause 3.4.4(a)(ii) and clause 3.4.4(a)(iii) and (ii) the H Loan Note PlusServer Amount Payment as described in clause 3.4.4(b)(ii) and clause 3.4.4(b)(iii);

(b)	FinCo and PlusServer GmbH enter into an intercompany loan agreement substantially in the form as attached as Exhibit 3.4.5(b) in the amount of the H Loan Note Subscription Amount; and

(c)	PlusServer GmbH consents to the effect of (i) the Holdback Payment Amount Payment as described in clause 3.4.4(a)(iii) and clause 3.4.4(a)

(iv) and (ii) the H Loan Note PlusServer Amount Payment as described in clause 3.4.4(b)(iii).

3.5	Payments

3.5.1	(i) The Share Purchase Price together with any Increase Amount and (ii) the Loan Note Purchase Price shall become due (fällig) and payable (zahlbar) on the Closing Date.

3.5.2
The Purchaser shall pay (i) the Share Purchase Price together with any Increase Amount, (ii) the Ordinary Loan Note Purchase Price and (iii) the H Loan Note Interest in Euro in accordance with clause 6.2.1 below by wire transfer (free of charges to the recipient) in immediately available funds into such bank account(s) in such portions (if applicable) as are identified by the Sellers’ Representative to the Purchaser in writing at least five (5) Business Days prior to the Closing Date.

3.5.3
The Purchaser shall pay the Holdback Payment Amount in accordance with clause 6.2.1 below by wire transfer (free of charges to the recipient) in immediately available funds into the bank account or, as the case may be, into the bank accounts to be notified by the Indigo Sellers to the Purchaser in writing at least five (5) Business Days prior to the Closing Date.

3.5.4
The Purchaser shall pay the H Loan Note PlusServer Amount in accordance with clause 6.2.1 below by wire transfer (free of charges to the recipient) in immediately available funds into PlusServer GmbH’s bank account kept with Commerzbank AG, SWIFT CODE DRESDEFF370, IBAN DE53 3708 0040 0485 0117 00 or such other account to be identified by the Sellers’ Representative (on behalf of PlusServer GmbH) to the Purchaser in writing at least five (5) Business Days prior to the Closing Date.

4.	Current Group financing status; termination of existing financing agreements

4.1	Current Group financing status

4.1.1	Certain Group Companies as listed in Exhibit 4.1.1 are parties, in their capacity as either borrowers or guarantors, as the case may be, to the following financing agreements:

(a)
a senior facilities agreement by and between Host Europe Investments Limited, Host Europe Group Limited and certain Group Companies as borrowers and/or guarantors and, amongst others, Lloyds Bank Plc as agent and security agent originally dated 23 August 2013 as amended and restated from time to time and most recently amended and restated on 23 June 2015 and amended on 10 August 2015 (the Senior Facilities Agreement); and

(b)
a second lien facility agreement by and between Host Europe Investments Limited (as parent), Host Europe Group Limited (as company) and certain Group Companies as guarantors and, amongst others, Lloyds Bank Plc as agent and security agent dated 12 February 2015 (the Second Lien Facility Agreement).

The Senior Facilities Agreement and the Second Lien Facility Agreement are herein collectively referred to as the Group Financing Agreements. Any facilities drawn by the Group Companies under the Group Financing Agreements (the Group Companies’ Borrowings) shall be due (fällig) for repayment on the Closing Date.

4.1.2
Certain Group Companies as listed in Exhibit 4.1.2(a) (collectively the Security Providers) granted certain security to, amongst others, Lloyds Bank Plc in its capacity as agent and security agent under the Group Financing Agreements (the Financing Security) which, as of the date of this Agreement (the Signing Date), comprises the Financing Security set forth in Exhibit 4.2.1(b).

4.1.3
In accordance with the terms of the Group Financing Agreements (and the hedging letter referred to therein), Host Europe Group Limited has entered into certain interest rate hedging transactions to hedge against certain interest rate risks arising under the Group Financing Agreements (the Group Hedging Agreements) which, as of the Signing Date, comprise the Group Hedging Agreements set forth in Exhibit 4.1.3.

4.1.4
As of the Signing Date, the Loan Notes issued by Host Europe Finance Co. Limited to the Loan Note Holders, currently exist in the principal amount and with the applicable interest amount as set forth in column C of Schedule 1 to Schedule 3, respectively. The Loan Notes shall be transferred from the Loan Note Holders to the Purchaser on the Closing Date.

4.2	Termination of Group Financing Agreements and Group Hedging Agreements

4.2.1
The Sellers shall notify Lloyds Bank Plc in its capacity as agent under the Group Financing Agreements (the Facility Agent) of the intended transfer of the HEG-Shares to the Purchaser no later than three (3) Business Days prior to the Closing Date.

4.2.2
The Sellers shall, subject to compliance by the Purchaser with its obligations under clause 3 and clause 4.2.5, procure (steht dafür ein) that the Group Companies shall terminate the Group Financing Agreements, the Financing Security and the Group Hedging Agreements no later than and with effect as of the Closing Date.

4.2.3
The amounts outstanding under the Group Financing Agreements and the amounts (if any) payable upon the termination of the Group Hedging Agreements, including interest accrued thereon and any prepayment, commitment and other fees then due and payable, and including, for the avoidance of doubt, (i) the provision of cash cover for any letters of credit and bank guarantees issued under the Group Financing Agreements, and (ii) all other amounts then outstanding and due under any of the Group Financing Agreements and (iii) any close-out amounts in relation to the termination of any related interest rate hedging under the Group Hedging Agreements ((i) through (iii) herein collectively the Interest and Charges) as of the Closing Date, shall be referred to herein as the Total Facilities Repayment Amount, such amount equalling the aggregate of the Group Companies’ Borrowings and the Interest and Charges.

4.2.4	The Sellers shall notify the Purchaser of the anticipated Total Facilities Repayment Amount as of the Closing Date no later than three (3) Business Days prior to the Closing Date.

4.2.5
On the Closing Date the Purchaser shall pay the Total Facilities Repayment Amount in the currencies in which it is denominated for the account and on behalf of (für Rechnung und im Namen von) such Group Companies owing the respective amounts under the Group Financing Agreements or the Group Hedging Agreements in accordance with the provisions of clause 6.2.1(g) below. The Total Facilities Repayment Amount shall be paid by the Purchaser by wire transfer (free of charges to the recipient) in immediately available funds into the bank account(s) of the Facility Agent and (if applicable) the counterparties under the Group Hedging Agreements, as notified by the Facility Agent to the Purchaser at least three (3) Business Days prior to the Closing Date (the Facilities Repayment Account).

4.2.6
On or prior to the Closing Date, the Sellers shall deliver a letter from and/or an agreement with Lloyds Bank Plc in its capacity as security agent under the Group Financing Agreements, in customary form and in accordance with the requirements of all applicable laws, providing for (i) the termination of the Group Financing Agreements, the Financing Security and the Group Hedging Agreements and (ii) the release of the Financing Security and, as the case may be, the re-transfer or cancellation of all of the security interests and assets, rights and claims which are the subject of the Financing Security to the parties having constituted such security upon receipt by the Facility Agent of the Total Facilities Repayment Amount into the Facilities Repayment Account (the Release Agreement).

5.	Closing Conditions; waiver of Closing Conditions

5.1	Closing Conditions
The obligations of the Parties to carry out the Closing shall be subject to the satisfaction of each of the following conditions (aufschiebende Bedingungen) to Closing (collectively the Closing Conditions, and each of them a Closing Condition):

5.1.1
(i) No (a) governmental authority in the United Kingdom, Switzerland, Germany or Spain (collectively, the Relevant Jurisdictions), including any national, state, municipal or local government or any political or administrative subdivision thereof, and any department, agency or other division or sub-division of any of the foregoing; and (b) international organization or supranational body and its institutions, departments, agencies and instrumentalities having jurisdiction in any of the Relevant Jurisdictions (e.g., the European Commission and its departments and agencies) (collectively, the Relevant Governmental Authorities) shall have enacted, issued or promulgated any applicable law or regulation that has the effect of making the Transaction illegal or the effect of legally prohibiting or otherwise preventing the consummation of the Transaction; and (ii) no Relevant Governmental Authority shall have issued or granted any order or other decree that is in effect and has the effect of making the Transaction illegal or the effect of legally prohibiting or otherwise preventing the consummation of the Transaction.

5.1.2
The merger control approvals and/or clearances contemplated by the merger control rules of Germany and the United Kingdom shall have been obtained or deemed, by applicable law or regulation, to have been obtained, e.g. because of the lapse, expiration or termination of the applicable waiting periods or because jurisdiction has been declined or does not apply (the Antitrust Clearance(s)).

5.1.3
The guarantees of the Sellers and the Loan Note Holders set out in clause 7.2 of this Agreement shall have been true and correct on and as of the Signing Date and shall be true and correct as of the Closing Date as if such guarantees had been made at and as of the Closing Date, provided that, in respect to the guarantee set out in clause 7.2.3 (Leakage), (i) it shall have been true and correct solely on and as of the Signing Date and (ii) any breach of it shall be relevant for purposes of this clause 5.1.3 only if the aggregate amount of such breach(es) (save in respect of Leakage that has been remedied) exceeds an aggregate amount of EUR 1,000,000 (in words: one million Euros).

5.1.4
The Sellers and the Loan Note Holders shall have performed and complied in all material respects with their respective obligations hereunder to be performed or complied with at or prior to the Closing, provided that any non-compliance with the obligation set out in clause 10.2.2 (Leakage) shall be relevant for purposes of this clause 5.1.4 only if the aggregate amount of such non-compliance (save in respect of Leakage that has been remedied) exceeds an aggregate amount of EUR 1,000,000 (in words: one million Euros).

5.1.5	There shall not have occurred since the Signing Date and be continuing a Company Material Adverse Effect.

5.1.6	The Purchaser shall have received from the Sellers the following:

(a)
consolidated balance sheet and consolidated statements of income, changes in shareholders’ equity and cash flow of the Group Companies existing as of December 31, 2014, and for the twelve-month period ended December 31, 2014, which have been prepared in accordance with IFRS applied on a consistent basis and which have been audited in accordance with GAAS;

(b)
consolidated balance sheet and consolidated statements of income, changes in shareholders’ equity and cash flow of the Group Companies existing as of December 31, 2015, and for the twelve-month period ended December 31, 2015, which have been prepared in accordance with IFRS applied on a consistent basis and which have been audited in accordance with GAAS;

(c)
consolidated balance sheet and consolidated statements of income, changes in shareholders’ equity and cash flow of the Group Companies existing as of December 31, 2016, and for the twelve-month period ended December 31, 2016, which have been prepared in accordance with IFRS applied on a consistent basis and which have been audited in accordance with GAAS; and

(d)
unaudited consolidated balance sheet and consolidated statements of income, and cash flow of the Managed Hosting Business of the Group Companies existing as of December 31, 2016 and for the twelve-month period ended December 31, 2016, which have been prepared in accordance with IFRS (except that such unaudited financial statements do not contain footnotes) applied on a consistent basis with the audited financial statements.

5.1.7
If the Closing Date occurs after September 30, 2017, the Purchaser shall have received the following (collectively, together with the financial statements described in clause 5.1.6, the Financial Statements):

(a)
unaudited consolidated balance sheet and consolidated statements of income, and cash flow of the Group Companies existing as of June 30, 2016, and for the six-month period ended June 30, 2016, prepared in accordance with IFRS and reviewed in accordance with GAAS;

(b)
unaudited consolidated balance sheet and consolidated statements of income, and cash flow of the Group Companies existing as of June 30, 2017, and for the six-month period ended June 30, 2017, prepared in accordance with IFRS and reviewed in accordance with GAAS;

(c)
unaudited consolidated balance sheet and consolidated statements of income, and cash flow of the Managed Hosting Business of the Group Companies existing as of June 30, 2016, and for the six-month period ended June 30, 2016, which have been prepared in accordance with IFRS (except that such unaudited financial statements do not contain footnotes) applied on a consistent basis with the audited financial statements; and

(d)
unaudited consolidated balance sheet and consolidated statements of income, and cash flow of the Managed Hosting Business of the Group Companies existing as of June 30, 2017, and for the six-month period ended June 30, 2017, which have been prepared in accordance with IFRS (except that such unaudited financial statements do not contain footnotes) applied on a consistent basis with the audited financial statements.

5.1.8
For the avoidance of doubt, in the event that either of the Closing Conditions set forth in clause 5.1.3 and/or clause 5.1.4 is not satisfied at any time prior to the Closing, subject to the Purchaser’s rescission rights under clause 6.3.1(c), the Sellers shall be entitled to remedy until Closing any inaccuracy in, or breach or violation of, any guarantee or obligation referred to in clause 5.1.3 or clause 5.1.4 in order to fulfill the respective Closing Conditions.

5.2	Notification regarding fulfillment of Closing Conditions

5.2.1
The Sellers (through the Sellers’ Representative) and the Purchaser shall each notify the other promptly (unverzüglich) upon becoming aware (i) that any of the Closing Conditions have been fulfilled or (ii) of the definitive (endgültig) failure of any of the Closing Conditions to be fulfilled.

5.2.2	Each Seller shall give prompt (unverzüglich) notice to the Purchaser of (i) any inaccuracy in any of the Sellers’ Guarantees as of the Signing Date or the

occurrence or non-occurrence of any event that has caused, or would reasonably be expected to cause, any of the Sellers’ Guarantees to be inaccurate at any time prior to or at the Closing, and (ii) any failure of such Seller to comply with or satisfy its obligations under this Agreement that such Seller is required to perform or comply with at or prior to the Closing Date, provided that any breach of the guarantee set out in clause 7.2.3 (Leakage) or non-compliance with the obligations set out in clause 10.2.3 (Leakage) shall be relevant for purposes of this clause 5.2.2 only if the aggregate amount of such breach(es) or non-compliance (save in respect of Leakage that has been remedied) exceeds an aggregate amount of EUR 1,000,000 (in words: one million Euros).

5.2.3
Each Loan Note Holder shall give prompt (unverzüglich) notice to the Purchaser of any inaccuracy in any of the Loan Note Holders’ Guarantees in this Agreement as of the Signing Date or the occurrence or non-occurrence of any event that has caused, or would reasonably be expected to cause, any of the Loan Note Holders’ Guarantees to be inaccurate at any time prior to or at the Closing.

5.2.4
The Purchaser shall give prompt notice to the Sellers’ Representative of (i) any inaccuracy in any Purchaser Guarantees in this Agreement as of the Signing Date or the occurrence or non-occurrence of any event that has caused, or would reasonably be expected to cause, any Purchaser Guarantee in this Agreement to be inaccurate at any time prior to or at the Closing, and (ii) any failure of the Purchaser to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement prior to the Closing.

5.2.5
The delivery of any notice pursuant to this clause 5.2 shall not (i) limit or otherwise affect any remedies otherwise available to the Purchaser or the Sellers, as applicable, or (ii) constitute an acknowledgment or admission of a breach of this Agreement. No disclosure by or on behalf of the Company, any Seller or any Loan Note Holder shall affect or be deemed to modify, amend or supplement any guarantee set forth in this Agreement or the conditions to the obligations of the Parties to consummate the Transaction in accordance with the terms and subject to the conditions hereof, or limit any right to indemnification provided herein.

6.	Closing; Closing Actions

6.1	Closing
The consummation (Vollzug) of the transactions contemplated by this Agreement (the Closing) shall take place at the offices of Freshfields Bruckhaus Deringer LLP in Munich (Maximiliansplatz 13, 80333 Munich, Germany), unless the Sellers (through the Sellers’ Representative) and the Purchaser agree on a different location, (i) on the last Business Day of the month in which the last of the Closing Conditions set forth in clause 5.1 has been fulfilled provided, however, that, if such day is less than five (5) Business Days before the end of a calendar month, Closing shall take place on the last Business Day of the immediately following month, or (ii) at any other time or place which the Sellers’ Representative (on behalf of the Sellers and the Loan Note Holders) and the Purchaser will mutually agree upon (such date the Closing Date); provided that in no event shall the Closing Date be before January 31, 2017.

6.2	Closing Actions

6.2.1	On the Closing Date, the Parties shall simultaneously (Zug um Zug) take the following actions (the Closing Actions):

(a)
the Sellers shall (through the Sellers’ Representative) deliver to the Purchaser duly executed resignation letters, effective on or before the Closing Date, of those directors and board members of the Group Companies who act as representatives of Sellers 1 to 8 or any of their Affiliates and who are listed in Exhibit 6.2.1(a);

(b)
the Sellers shall hold and, as the case may be, shall procure that the relevant member(s) of the Group hold, a shareholders’ meeting and vote for a shareholders’ resolution granting discharge (Entlastung) to each of the directors and board members of the Group Companies mentioned in Exhibit 6.2.1(a) above for the fiscal year 2015 and for the time period from 1 January 2016 through to the date their resignations become effective;

(c)	the Sellers shall deliver to the Purchaser a duly executed copy of the Release Agreement;

(d)	the Purchaser shall pay the Total Facilities Repayment Amount into the Total Facilities Repayment Account in accordance with clause 4.2.5;

(e)	the Purchaser shall pay to the Indigo Sellers the Holdback Payment Amount in accordance with clause 3.5.3;

(f)	the Purchaser shall pay to PlusServer GmbH the H Loan Note PlusServer Amount in accordance with clause 3.5.4;

(g)	the Purchaser shall pay to the Sellers the Share Purchase Price together with any Increase Amount in accordance with clause 3.5.2;

(h)	the Purchaser shall pay to the Ordinary Loan Note Holders the Ordinary Loan Note Purchase Price in accordance with clause 3.5.2;

(i)	the Purchaser shall pay to the Cinven Sellers the H Loan Note Interest in accordance with clause 3.5.2;

(j)	following receipt of the Total Facilities Repayment Amount, the Sellers shall confirm receipt of the Total Facilities Repayment Amount by the Facility Agent in writing to the Purchaser;

(k)	following receipt of the Holdback Payment Amount, the Sellers shall confirm receipt ot the Holdback Payment Amount by the Indigo Sellers in writing to the Purchaser;

(l)	following receipt of the H Loan Note PlusServer Amount, the Sellers shall procure that PlusServer GmbH confirm such receipt in writing to the Purchaser and the Sellers;

(m)
following (i) receipt of the Share Purchase Price, (ii) receipt of the Ordinary Loan Note Purchase Price and (iii) receipt of the H Loan Note Interest, the Sellers’ Representative (on behalf of the Sellers and the Loan Note Holders) shall confirm such receipts in writing to the Purchaser;

(n)
each Seller shall deliver to the Purchaser (i) duly executed share transfer forms in respect of its HEG-Shares and (ii) the share certificates relating to its HEG-Shares in respect of which certificates were issued or are required by law to be issued in accordance with clause 2.3;

(o)
each Loan Note Holder shall deliver to the purchaser duly executed loan note transfer forms regarding the transfer of the Loan Notes from the Loan Note Holders to the Purchaser in accordance with clause 2.3; and

(p)
the Sellers (represented by the Sellers’ Representative) and the Purchaser shall execute a closing protocol confirming the fulfilment of all of the Closing Conditions and the due performance or waiver, as the case may be, of the Closing Actions pursuant to clauses 6.2.1(a) through (o) above substantially in the form set out in Exhibit 6.2.1(p).

6.2.2	All Closing Actions may be waived, in full or in part, at any time by written agreement of the Sellers’ Representative (on behalf of the Sellers and the Loan Note Holders) and the Purchaser.

6.3	Right to rescind

6.3.1	At any time prior to the Closing Date, this Agreement may be rescinded (Rücktritt vom Vertrag) and the Transaction abandoned:

(a)
by either the Purchaser or the Sellers (acting through the Sellers’ Representative) if the Closing has not occurred, at the latest, twelve (12) months after the Signing Date (the Longstop Date); provided that the right to terminate this Agreement under this clause 6.3.1(a) shall not be available to (i) the Purchaser if the Purchaser’s breach of this Agreement has resulted in the failure of the Closing to occur on or before the Longstop Date or (ii) the Sellers if the Sellers’ or Loan Note Holders’ breach of this Agreement has resulted in the failure of the Closing to occur on or before the Longstop Date;

(b)
by either the Purchaser or the Sellers’ Representative, if (i) any Relevant Governmental Authority has issued or promulgated any applicable law that has the effect of making the Transaction illegal or which has the effect of legally prohibiting or otherwise preventing the consummation of the Transaction or (ii) any Relevant Governmental Authority has issued any injunction or other order legally prohibiting or otherwise preventing the consummation of the Transaction if such injunction or other order has become final and non-appealable;

(c)
by the Purchaser, if the Sellers or the Loan Note Holders shall have breached in any material respect any guarantee, covenant or agreement of the Sellers or the Loan Note Holders under this Agreement that is required to be performed or complied with at or prior to the Closing and such breach shall not have been cured within sixty (60) calendar days after receipt by the Sellers’ Representative of written notice of such breach; or

(d)
by the Sellers (acting through the Sellers’ Representative), if the Purchaser shall have breached in any material respect any guarantee, covenant or agreement of the Purchaser contained in this Agreement and such breach shall not have been cured within sixty (60) calendar days after receipt by the Purchaser of written notice of such breach.

6.3.2	Notwithstanding clause 6.3.1, this Agreement may be terminated by mutual written consent duly expressed by the Sellers’ Representative and the Purchaser with effect for all Parties.

6.3.3
If this Agreement is rescinded in accordance with this clause 6.3 this Agreement shall cease to have force and effect and shall not create any binding obligation between the Parties except that this clause 6.3 and clauses 13 (Confidentiality and press releases), 15 (Assignments), 16 (Transfer taxes and costs, costs of advisors), 17 (Notices), 18.1 (Governing Law), 18.2 (Place of jurisdiction), 18.7 (Entire Agreement) and 18.11 (Severability) shall remain in force and effect and all claims arising out of breaches of this Agreement that have occurred prior to rescission shall remain unaffected.

7.	Sellers’ and Loan Note Holders’ Guarantees

7.1	Form and scope of Sellers’ Guarantees
(i) Each of the Sellers, in relation to itself and solely with respect to the HEG-Shares held by it according to column B of Schedule 1 to Schedule 3, respectively, hereby severally (but neither jointly nor jointly or severally) guarantees to the Purchaser that the statements in clauses 7.2.1 and 7.2.3 (such statements collectively referred to as the Sellers’ Guarantees and each a Seller’s Guarantee) are correct as of the Signing Date and the Closing Date and (ii) each of the Loan Note Holders, in relation to itself and solely with respect to the Loan Notes held by it according to column C of Schedule 1 to Schedule 3, respectively, hereby severally (but neither jointly nor jointly or severally) guarantees to the Purchaser that the statements in clause 7.2.2 (such statements collectively referred to as the Loan Note Holders’ Guarantees and each a Loan Note Holders’ Guarantee) are correct as of the Signing Date and the Closing Date, in each case of (i) and (ii) by way of an independent promise of guarantee (selbständiges Garantieversprechen) within the meaning of sec. 311 para. 1 of the German Civil Code (Bürgerliches Gesetzbuch; BGB) and subject to the requirements and limitations provided for in clause 8 below. The Sellers, the Loan Note Holders and the Purchaser agree and explicitly confirm that the guarantees in this clause 7 shall neither be qualified and construed as quality guarantees concerning the object of the purchase (Garantien für die Beschaffenheit der Sache) within the meaning of sec. 443, 444 BGB nor as quality agreements (Beschaffenheitsvereinbarungen) within the meaning of sec. 434 para. 1 sentence 1 BGB and that sec. 444 BGB shall not and does not apply to the guarantees contained herein.

7.2	Sellers’ and Loan Note Holders’ Guarantees

7.2.1	Corporate matters and authority of the Sellers
In accordance with and under the limitations set out in clause 7.1, each Seller guarantees to the Purchaser the following:

(a)
the HEG-Shares held by it according to column B of Schedule 1 to Schedule 3, respectively, have been validly issued, are fully paid in, either in cash or in kind, have not been repaid and are free from any encumbrances or other rights of third parties, and there are no pre-emptive rights, options, voting arrangements or other rights of third parties to acquire any of such HEG-Shares, except under statutory law or under the articles of association or by-laws (or equivalent documents) of the Company;

(b)
it has the absolute and unrestricted right, power, authority and capacity to execute this Agreement. Subject to the Antitrust Clearances and execution of the Release Agreement, it is not required to give any notice to any person or obtain any consent or governmental authorisation in connection with the execution and performance of this Agreement by itself;

(c)
the execution and performance by such Seller of this Agreement and the consummation of the transactions contemplated herein do not violate the articles of association or by-laws of such Seller or violate any applicable law, regulation, judgment, injunction or order binding on such Seller, and there is no action, law suit, investigation or proceeding pending against, or to the knowledge of such Seller threatened against, such Seller before any court, arbitration panel or administrative authority which in any manner challenges or seeks to prevent, alter or delay the transactions contemplated herein;

(d)
such Seller does not have any obligation or liability to pay any fees or commissions to any broker, finder or agent with respect to the transaction contemplated hereunder for which the Purchaser could become wholly or partly liable;

(e)	it is entitled to freely dispose of its HEG-Shares as set forth in column B of Schedule 1 to Schedule 3, respectively, without such a disposal infringing any rights of a third party; and

(f)
the issued and outstanding shares of the Company consists solely of the HEG-Shares set forth in Column B of Schedule 1 to Schedule 3. Except for the HEG-Shares and options exercisable for shares of the Company listed on Exhibit 7.2.1(f), there are no issued and outstanding shares or other securities in the Company and no outstanding commitments, contracts, agreements, arrangements or understandings to issue any shares or other securities in the Company. Schedule 1 to Schedule 3 set forth a true, correct and complete list of the name of each person or entity that is the registered owner of any of the HEG-Shares and the number of such HEG-Shares so owned by such person or entity. The number of HEG-Shares as set forth as being so owned by such person or entity constitutes the entire interest of such person or entity in the issued and outstanding shares of the Group Companies. There is no liability for dividends accrued and unpaid by the Company.

7.2.2	Authority of the Loan Note Holders
In accordance with and under the limitations set out in clause 7.1, each Loan Note Holder guarantees to the Purchaser the following:

(a)
its Loan Notes as set out in column C of Schedule 1 to Schedule 3, respectively, have been validly issued and are validly existing under English law. Its Loan Notes as set out in column C of Schedule 1 to Schedule 3, respectively, are fully paid in (except for its H Loan Notes), have not been repaid or redeemed and are free from any encumbrances or other rights of third parties;

(b)
it has the absolute and unrestricted right, power, authority and capacity to execute this Agreement. It is not required to give any notice to any person or obtain any consent or governmental authorisation in connection with the execution and performance of this Agreement itself;

(c)	it is entitled to freely dispose of its Loan Notes as set out in column C of Schedule 1 to Schedule 3, respectively, without such a disposal infringing any rights of a third party.

(d)
the execution and performance by such Loan Note Holder of this Agreement and the consummation of the transactions contemplated herein do not violate the articles of association or by-laws of such Loan Note Holder or violate any applicable law, regulation, judgment, injunction or order binding on such Loan Note Holder, and there is no action, law suit, investigation or proceeding pending against, or to the knowledge of such Loan Note Holder threatened against, such Loan Note Holder before any court, arbitration panel or administrative authority which in any manner challenges or seeks to prevent, alter or delay the Transaction;

(e)
such Loan Note Holder does not have any obligation or liability to pay any fees or commissions to any broker, finder or agent with respect to the transaction contemplated hereunder for which the Purchaser could become wholly or partly liable; and

(f)
The Loan Notes consist solely of the Loan Notes set forth in Column C of Schedule 1 to Schedule 3. Except for the Loan Notes, there are no issued and outstanding Loan Notes and there are no other notes held by any Sellers or Loan Note Holders, and there are no outstanding commitments, contracts, agreements, arrangements or understandings to issue any notes to any other Seller or Loan Note Holder. Schedule 1 to Schedule 3 set forth a true, correct and complete list of the name of each person or entity that is the registered owner of any Loan Notes and the principal amount owed to such Loan Note Holder under the Loan Notes held by such Loan Note Holder. The amount as set forth as being so owed to such person or entity constitutes the entire interest of such person or entity in any Loan Notes issued by the Group Companies.

7.2.3	No leakage
In accordance with and under the limitations set out in clause 7.1, each Seller guarantees to the Purchaser that it has not and no Seller Connected Person has received or benefitted from (other than by an increase of the value of its HEG-Shares) any Leakage, other than a Permitted Leakage (in each case as defined below), between the Effective Date and the Signing Date that has not been remedied prior to or on the Signing Date.

(a)
Leakage shall mean (i) any payment or declaration of any dividend or similar distribution (whether in cash or in kind) by any of the Group Companies (except to other Group Companies), or any reduction of its paid-up share capital, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its share capital, (ii) any payment by any of the Group Companies of interest on, the increase of interest payable on, or repayment of principal of, the Loan Notes or any other indebtedness of any Group Company owed to a Seller or a Seller Connected Person, (iii) any payment by any of the Group Companies of, or any Group Company incurring a liability to pay transaction costs (including legal, accounting and financial advisory fees and expenses), (iv) any payment by any of the Group Companies of, or any Group Company on a liability to pay any, brokerage, finder’s fee, commission, advisor’s fee, bonus or other compensation (in each case of (iii) and (iv) to the extent related to the execution of this Agreement, or the preparation or consummation of the Transaction, any of which shall be deemed to be of benefit to each Seller), (v) any payment to a Seller or a Seller Connected Person by any of the Group Companies of, or any Group Company on a liability to pay any management, service or other charge or fee, provided that the foregoing is not a bona fide, arm’s length commercial transaction on customary terms and is not related to the Transaction, (vi) any transfer to a Seller or a Seller Connected Person of a right or asset by a Group Company, provided that the foregoing is not a bona fide, arm’s length commercial transaction on customary terms and is not related to the

Transaction, (vii) any assumption or incurring of any liability by any Group Company on behalf of or for the benefit of a Seller or a Seller Connected Person, provided that the foregoing is not a bona fide, arm’s length commercial transaction on customary terms and is not related to the Transaction, (viii) any waiver, release or deferral by a Group Company of any obligation owed to it by a Seller or a Seller Connected Person, provided that the foregoing is not a bona fide, arm’s length commercial transaction on customary terms and is not related to the Transaction, (ix) any grant to a Seller or a Seller Connected Person by any Group Company of any surety, guarantee or indemnity, provided that the foregoing is not a bona fide, arm’s length commercial transaction on customary terms and is not related to the Transaction, (x) any transaction entered into by a Group Company which is not at arms’ length, or (xi) any commitment of any Group Company to do any of the foregoing, including, in respect of all payments and payment commitments referred to in clauses (i) to (xi) above, inclusive, any Tax associated with such payments or payment commitments.

(b)
Permitted Leakage shall mean (i) any accrual of interest payable to the Loan Note Holders under the Loan Notes, (ii) any payment or commitment to pay to the Sellers or any person or entity Connected with the Sellers under any service agreement (Dienstleistungsvertrag) listed in Exhibit 7.2.3(b)(ii), up to a maximum of EUR 350,000 per calendar quarter, (iii) any payment or commitment to pay as set forth in Exhibit 7.2.3(b)(iii) and (iv) any payment to the Indigo Sellers of the Holdback Payment Amount, in all cases of (i) to (iv) above including any Tax associated with such payments or payment commitments. The amount of the Permitted Leakage specified under no. 5 through 11 in Exhibit 7.2.3(b)(iii) (Transaction Advisor Fees) shall be notified by the Sellers (acting through the Sellers’ Representative) to the Purchaser three (3) Business Days prior to the Closing Date and shall reduce the Share Purchase Price on an Euro-by-Euro basis which shall discharge the Sellers’ obligation to make a payment of such amount.

(c)	A person or entity is Connected with a Seller or Loan Note Holder if:

(i)	the Seller or Loan Note Holder is a company and that person or entity is an Affiliate of the Seller or Loan Note Holder; and

(ii)	the Seller or Loan Note Holder is an individual and that person or entity is a “related person” (nahestehende Personen) within the meaning of sec. 138 (1) of the German insolvency act

(Insolvenzverordnung) or a trust (as recognised under English law) which was established by the Seller or Loan Note Holder or any person or entity Connected with the Seller or Loan Note Holder or of which the Seller or Loan Note Holder or any person or entity Connected with the Seller or Loan Note Holder is a beneficiary
(any such person, if Connected with a Seller, a Seller Connected Person).

(d)
Affiliate of any company means an affiliate of such company within the meaning of sec. 15 et. seq. of the German Stock Corporation Act (Aktiengesetz – AktG) and any company of which it is an affiliate and any affiliate of any company of which it is an affiliate (other than the Group Companies).

7.3	No other Sellers’ or Loan Note Holders’ guarantees

7.3.1
The Purchaser explicitly acknowledges to purchase and acquire the HEG-Shares and the business associated therewith, as well as the Loan Notes, in the condition the business of HEG is in on the Signing Date based upon its own inspection, examination and determination with respect thereto together with the guarantees set forth herein and in the Management Warranty Deed, and to undertake the acquisition based upon its own inspection, examination and determination without reliance upon any express or implied guarantees of any nature made by the Sellers or the Loan Note Holders except (i) for the guarantees explicitly given by the Sellers or the Loan Note Holders in clause 7.2 hereof, (ii) the guarantees given by Seller 21 and Seller 22 in the Management Warranty Deed; provided, however, that the foregoing shall not qualify, limit or otherwise change or impact the rights and remedies of the Purchaser in the event of fraud, bad faith and deliberate concealment by the Sellers or the Loan Note Holders.

7.3.2
The Purchaser acknowledges that (i) in deciding on the acquisition of the HEG-Shares and the Loan Notes, and in determining the terms of their acquisition, the Purchaser has not relied on, and (ii) the Sellers and the Loan Note Holders shall not be responsible, and give no representation, warranty or guarantee with respect to

(a)
any projections, estimates or budgets delivered or made available to the Purchaser of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) or the future business operations of the Group Companies;

(b)
any other information or documents made available to the Purchaser or its counsel, accountants or advisors with respect to the business or the Group Companies, except as expressly set forth in this Agreement.

7.3.3
The Purchaser confirms that the Sellers and the Loan Note Holders are responsible only for actions and statements made by its statutory representatives (vertretungsberechtigte Organe) and authorised contractual representatives (bevollmächtigte rechtsgeschäftliche Vertreter), and actions or statements by any other person including representatives of the Group Companies, shall not be attributed to the Sellers.

8.	Remedies for breach of Sellers’ Guarantees / Loan Note Holders’ Guarantees

8.1	General / recoverable damages

8.1.1
In the event of any breach or non-fulfillment by the Sellers or the Loan Note Holders, respectively, of any of the guarantees pursuant to clause 7 or any of the covenants given by the Sellers under clause 10.2 (a Purchaser’s Claim), the Sellers or the Loan Note Holders, respectively, shall put the Purchaser or, at the Purchaser’s election, the respective Group Company, into the position the Purchaser or the Group Company would have been in had the guarantee not been breached or had the covenant been fulfilled (restitution in kind – Naturalrestitution). If the Sellers or the Loan Note Holders, respectively, are unable to achieve this position within six (6) weeks after the Purchaser has given notice of the breach to the Sellers’ Representative, the Purchaser may claim for monetary damages (Schadenersatz in Geld) with respect to any losses, liabilities (whether present or future, actual or contingent), damages and reasonable out-of-pocket costs and expenses (including Taxes, reasonable legal fees, expenses and disbursements) incurred by the Purchaser or the respective Group Company; provided, however, that such damages shall not cover internal administration or overhead costs of the Purchaser, consequential damages (Folgeschäden), loss of profits (entgangener Gewinn) or any arguments that the Share Purchase Price was calculated upon incorrect assumptions.

8.1.2
In the event of any alleged Purchaser’s Claim, the Purchaser shall give the Sellers or the Loan Note Holders, respectively, written notice of the alleged breach of the relevant guarantee pursuant to clause 7 given by the Seller or the Loan Note Holders, respectively, or of the non-fulfilment of any of the covenants given by the Sellers under clause 10.2, with, to the extent reasonably practicable, such notice stating the nature thereof and the amount involved to the extent that such an amount has been reasonably determined at the time when such notice is given, within one (1) month after discovery of such breach or non-fulfilment; provided, however, that failure to deliver such notice within such period shall not affect the Purchaser’s rights hereunder unless (and then only to the extent that) the Sellers or the Loan Note Holders are materially prejudiced thereby in terms of the amount involved. Without prejudice to the validity of the Purchaser’s Claim or alleged Purchaser’s Claim in question, the Purchaser shall allow, and shall cause the Group Companies to allow, the Sellers or the Loan Note Holders, respectively, and their respective accountants and professional advisors to investigate the matter or circumstances alleged to give rise to such Purchaser’s Claim, and whether and to what extent any amount is payable in respect of such Purchaser’s Claim or alleged Purchaser’s Claim, and, for such purpose, the Purchaser shall give, and shall cause the Group Companies to give, such reasonable information and reasonable assistance, including reasonable access to the Purchaser’s and the Group Companies’ premises and personnel and including the right to examine and copy or photograph (at the cost and expense of the Sellers and/or the Loan Note Holders) any relevant assets, accounts, documents and records, each during normal business hours, as the Sellers or the Loan Note Holders, respectively, or their accountants or professional advisors may reasonably request. The Sellers and the Loan Note Holders, respectively, agree that all information obtained under this clause 8.1.2 shall be treated as Confidential Information. This clause 8.1.2 shall also apply in case of court or arbitration proceedings pending between the Parties in connection with the transactions contemplated under this Agreement.

8.2	Liability Cap

8.2.1
The aggregate liability of all Sellers as a group for breaches of this Agreement (excluding claims of Leakage (other than Permitted Leakage) and for breaches of the Sellers’ Guarantees) shall be limited to EUR 100,000,000.00 (in words: one hundred million Euros) in the aggregate. The aggregate liability of all Sellers as a group for claims arising under this Agreement (including claims for Leakage and claims arising out of breaches of the Sellers’ Guarantees) shall be limited to the aggregate amount of the Share Purchase Price (including the Increase Amount) received by such Sellers pursuant to this Agreement. The aggregate liability of all Loan Note Holders as a group for claims arising under this Agreement shall be limited to the aggregate amount of the Loan Note Purchase Price received by such Loan Note Holders pursuant to this Agreement.

8.2.2
Each Seller shall be fully liable for breaches of any Sellers’ Guarantees regarding such Seller’s own HEG-Shares (subject to the limitations set forth in clause 8.2.1), but shall not be liable for any breaches of any Sellers’ Guarantees by any other Sellers with respect to the HEG-Shares of such other Sellers. Each Loan Note Holder shall be fully liable for breaches of any Loan Note Holders’

Guarantees regarding such Loan Note Holder’s own Loan Notes, but shall not be liable for any breaches of any Loan Note Holders’ Guarantees by any other Loan Note Holders with respect to the Loan Notes of such other Loan Note Holders. No Seller shall be liable, in its capacity as such, for any breaches of any Loan Note Holders’ Guarantees, and no Loan Note Holder shall be liable, in its capacity as such, for any Sellers’ Guarantees.

8.2.3
In the event of any liability arising under this Agreement other than as a result of a breach of a Sellers’ Guarantee that is specific to a particular Seller (the liability for which is described and limited pursuant to clause 8.2.2), each Seller shall be liable for its pro rata portion of any claim under this Agreement (calculated on the basis of the number of the HEG-Shares sold by such Seller in relation to the aggregate number of the HEG-Shares sold by all Sellers, without giving effect to any claims paid by such Seller in relation to the individual Sellers’ Guarantees made by each Seller hereunder). The liability of each Seller with respect to any Leakage (other than Permitted Leakage) shall be the amount of such Leakage received by such Seller (or any persons or entities Connected with such Seller) or for its or such persons’ or entities’ benefit; provided, however, that if every Seller (or persons or entities Connected with the Sellers) received a portion of such Leakage or such Leakage was for the benefit of all Sellers (or persons or entities Connected with the Sellers), then each Seller shall be responsible for its pro rata portion of such Leakage (calculated on the basis of the number of HEG-Shares sold by such Seller in relation to the aggregate number of the HEG-Shares sold by all Sellers), without giving effect to any claims paid by such Seller in relation to the individual Sellers’ Guarantees made by each Seller hereunder).

8.2.4
In the event of any liability arising under this Agreement other than as a result of a breach of a Loan Note Holders’ Guarantee that is specific to a particular Loan Note Holder (the liability for which is described and limited pursuant to clause 8.2.3), each Loan Note Holder shall be liable for its pro rata portion of any claim under this Agreement against the Loan Note Holders as a group, if any (calculated on the basis of the nominal value of the Loan Notes which are sold by such Loan Note Holder in relation to the total nominal value of all Loan Notes, without giving effect to any claims paid by such Loan Note Holder in relation to the individual Loan Note Holders’ Guarantees made by each Loan Note Holder hereunder).

8.3	Limitation periods

8.3.1	All claims of the Purchaser arising under or in connection with this Agreement shall become time-barred (verjähren) on the first (1st) anniversary of the Closing

Date except for (i) breach of the Sellers’ Guarantees and breach of the Loan Note Holders’ Guarantees, which shall become time-barred five (5) years after the Closing Date, (ii) claims for breach under clause 7.2.3 or clause 10.2.2 which shall become time-barred after twenty-four (24) months after the Closing Date and (iii) fraud, bad faith or deliberate concealment by the Sellers or the Loan Note Holders which shall not become time-barred.

8.3.2
Any Purchaser’s Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed withdrawn twelve (12) months after the notice is given pursuant to clause 8.1.2, unless legal proceedings in respect of it have been commenced by being both issued and served. No new Purchaser’s Claim may be made in respect of the facts, matters, events or circumstances giving rise to any such withdrawn Purchaser’s Claim. Sec. 203 BGB shall not apply.

8.4	No double recovery
The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any single liability, loss, cost, shortfall, damage, deficiency, breach or other set of circumstances giving rise to more than one Purchaser’s Claim.

8.5	Payments made by the Seller
Any payment made under this clause 8 shall be deemed and treated as an adjustment to the Share Purchase Price or the Loan Note Purchase Price, respectively. In no event shall the Sellers or the Loan Note Holders owe to the Purchaser any gross-up for Taxes falling due in connection with any compensation for any losses received from the Sellers or the Loan Note Holders.

8.6	Exclusion of further remedies
The remedies that the Purchaser may have against the Sellers or the Loan Note Holders for breach of obligations set forth in or in connection with this Agreement shall solely be governed by this Agreement. The remedies provided for in this Agreement shall be the exclusive remedies available to the Purchaser under and/or in connection with this Agreement. Except as explicitly otherwise set forth in this Agreement, any right of the Purchaser to withdraw (zurücktreten) from this Agreement or to require the winding up of the transactions contemplated under this Agreement (e.g. by way of großer Schadenersatz or Schadenersatz statt der ganzen Leistung) shall be excluded. Further, (i) any claims for breach of pre-contractual obligations (culpa in contrahendo), including claims arising under secs. 241 para. 2, 311 para. 2 and para. 3 BGB or ancillary obligations (Nebenpflichten), including claims arising under secs. 241 para. 2, 280 BGB, (ii)

any claims based on frustration of contract (Störung der Geschäftsgrundlage) pursuant to sec. 313 BGB and (iii) all remedies of the Purchaser for defects of the purchase object including claims arising under secs. 437 through 441 BGB are hereby expressly excluded and waived (verzichtet) by the Purchaser, except for claims based on wilful deceit (arglistige Täuschung) or Sellers’ or Loan Note Holders’ own intentional behaviour (Vorsatz). The Sellers’ and the Loan Note Holders’ liability for wilful or intentional behaviour of the persons assisting the Sellers and the Loan Note Holders in the performance of their obligations (Erfüllungsgehilfen) within the meaning of sec. 278 BGB and the right to rescind (anfechten) this Agreement based on wilful deceit by persons other than the Sellers and the Loan Note Holders shall remain excluded.

8.7	Notification of Sellers, procedure in case of third party claims
If an order of any governmental authority (Behörde) is issued or threatened to be issued against the Purchaser or any of the Group Companies, or any of the Group Companies or the Purchaser is sued or threatened to be sued by a third party, including any governmental authority, in each case in a manner that may give rise to a Purchaser’s Claim (the Third Party Claim), the Purchaser shall use commercially reasonable efforts to give the Sellers’ Representative notice of such Third Party Claim within five (5) Business Days of having learned of such Third Party Claim; provided, however, that failure to deliver such notice within such period shall not affect the Purchaser’s rights hereunder unless (and then only to the extent that) the Sellers’ Representative, the Sellers or the Loan Note Holders are materially prejudiced thereby in terms of the amount involved. In such circumstances, the following principles shall apply:

8.7.1
The Purchaser shall procure (steht dafür ein) that the Sellers’ Representative shall be provided with all materials and information relevant in relation to the Third Party Claim and shall be given a reasonable opportunity to discuss with the Purchaser any measures that the Purchaser may take in connection with such Third Party Claim. In particular, the Sellers’ Representative shall be given an opportunity to review any reports and audits and shall receive copies of all relevant orders (Bescheide) of any authority without undue delay (unverzüglich), but in no event later than ten (10) Business Days prior to the expiry of any relevant objection period (Einspruchs- oder Widerspruchsfrist); provided, however, that failure to deliver such notice within such period shall not affect the Purchaser’s rights hereunder unless (and then only to the extent that) the Sellers’ Representative, the Sellers or the Loan Note Holders are materially prejudiced thereby.

8.7.2
If the Purchaser admits liability in respect of, compromises, settles or otherwise disposes of a Third Party Claim without the consent of the Sellers’ Representative (such consent not to be unreasonably withheld, delayed or conditioned), and the Purchaser makes a claim against the Seller or Loan Note Holders (or any of them) in respect of the matter that is the subject of such Third Party Claim, then any amounts paid by the Purchaser in respect of such admission of liability, compromise, settlement or disposition (and any costs incurred by the Purchaser in respect of such Third Party Claim, including costs of defense) without the prior consent of the relevant Seller or Loan Note Holder shall not be dispositive of (i) the liability of any Sellers or Loan Note Holders hereunder in respect of such Third Party Claim in the first instance, or (ii) even if a Seller or Loan Note Holder is determined to be liable hereunder in respect of such Third party Claim, the amount that the Purchaser may recover from the Sellers or the Loan Note Holders, as the case may be, hereunder in respect of such Third party Claim.

8.7.3	The Sellers and the Sellers’ Representative agree that all information obtained under this clause 8.7 shall be treated as Confidential Information.

8.7.4
To the extent that the Sellers are in breach of a Sellers’ Guarantee or any of the covenants given under clause 10.2, all costs and expenses reasonably incurred by the Purchaser in connection with the defence of such alleged Third Party Claim shall be borne by the Sellers; if it turns out that the Sellers were not in breach, any costs and expenses reasonably incurred by the Sellers in connection with such defence shall be borne by the Purchaser. This clause 8.7.4 shall apply mutatis mutandis with respect to breaches by the Loan Note Holders of any of the Loan Note Holders’ Guarantees.

9.	Purchaser’s Guarantees

9.1	Guarantees
The Purchaser hereby guarantees by way of an independent promise of guarantee (selbständiges Garantieversprechen) pursuant to sec. 311 para. 1 BGB that the statements set forth in clauses 9.1.1 through 9.1.7 (collectively the Purchaser’s Guarantees and each a Purchaser’s Guarantee) are complete and correct as of the Signing Date and the Closing Date:

9.1.1	The Purchaser is duly formed and validly existing under the laws of Delaware and has all requisite company power and authority to own its assets and to carry out its business.

9.1.2	The execution and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby are within the company powers of the Purchaser and have been duly authorised by all necessary company action on part of the Purchaser.

9.1.3
The execution and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated herein do not violate the articles of association or by-laws (or equivalent documents) of the Purchaser or violate any applicable law, regulation, judgment, injunction or order binding on the Purchaser, and there is no action, law suit, investigation or proceeding pending against, or to the knowledge of the Purchaser threatened against, the Purchaser before any court, arbitration panel or administrative authority which in any manner challenges or seeks to prevent, alter or delay the transactions contemplated herein.

9.1.4
The Purchaser does not have any obligation or liability to pay any fees or commissions to any broker, finder or agent with respect to the transaction contemplated hereunder for which the Sellers could become wholly or partly liable.

9.1.5
The Purchaser has sufficient immediately available funds or binding financing commitments (net of fees, costs and expenses payable by it on or before the Closing Date in connection with the Debt Financing) (i) to pay the Share Purchase Price, (ii) to pay the Loan Note Purchase Price and (iii) to pay the Total Facilities Repayment Amount.

9.1.6
Purchaser has delivered to the Sellers’ Representative a fully executed commitment letter, a fully executed joinder agreement and a fully executed copy of the credit agreement referred to in such joinder agreement (collectively, together with all exhibits, annexes and schedules thereto, and any related fee letters or side letters, and as amended, supplemented or replaced in compliance with this Agreement, the Purchaser’s Financing Agreements) from the financial institutions providing such financings (together with their Affiliates, directors, officers, controlling persons and agents, the Financing Sources) providing fully committed financing in the aggregate amount of EUR 1,800,000,000 and USD 50,000,000. Copies of Purchaser’s Financing Agreements are attached as Exhibit 9.1.6. The debt financing committed pursuant to the Purchaser’s Financing Agreements is collectively referred to in this Agreement as the Debt Financing. The Purchaser’s Financing Agreements constitute the entire and complete agreement of the parties thereto with respect to the Debt Financing and there are no other agreements or arrangements with respect to the Debt Financing other than as expressly set forth in or contemplated by the Purchaser’s Financing Agreements.

9.1.7
Except as set forth expressly in the Purchaser’s Financing Agreements, there are no conditions precedent to the obligations of the Financing Sources to provide the Debt Financing or any terms or contingencies that would, or could reasonably be expected to, permit the Financing Sources to reduce the total amount of the Debt Financing. As of the Signing Date, assuming the satisfaction of the Closing Conditions, the Purchaser does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Purchaser’s Financing Agreements on or prior to the Closing Date, nor to the knowledge of the Purchaser, does the Purchaser have any reason to believe that any of the Financing Sources will not perform their obligations thereunder.

9.1.8
As of the date of this Agreement, the Purchaser’s Financing Agreements are (i) legal, valid, binding and enforceable obligations of the Purchaser and, to the knowledge of the Purchaser, of each of the other parties thereto in accordance with their respective terms and (ii) in full force and effect with respect to Purchaser. As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of the Purchaser or, to the knowledge of the Purchaser, any other parties thereto under the terms of the Purchaser’s Financing Agreements. The Purchaser has irrevocably paid in full (or caused to be paid) any and all commitment fees or other fees and expenses required to be paid pursuant to the terms of the Purchaser’s Financing Agreements on or before the date of this Agreement. As of the Signing Date, none of the Purchaser’s Financing Agreements has been modified, amended, withdrawn or restated and, as of the Signing Date, none of the respective commitments under any of the Purchaser’s Financing Agreements have been withdrawn, terminated or rescinded in any respect.

9.2	Liability
In the event that the Purchaser is in breach of any Purchaser’s Guarantee pursuant to clause 9.1, the Purchaser shall put the Sellers and the Loan Note Holders into the position the Sellers and the Loan Note Holders would have been in had the Purchaser’s Guarantee not been breached (restitution in kind – Naturalrestitution). If the Purchaser is unable to achieve this position within three (3) months after the Sellers or the Loan Note Holders, as the case may be, have given notice of the breach to the Purchaser, the Sellers and / or the Loan Note Holders, as the case may be, may claim for monetary damages (Schadenersatz in Geld) with respect to any losses, liabilities (whether present or future, actual or contingent), damages and reasonable costs and expenses (including Taxes, reasonable legal fees, expenses and disbursements) incurred incurred by the Sellers and / or the Loan Note Holders, as the case may be. All claims of the

Sellers or the Loan Note Holders arising under this clause 9 shall become time-barred six (6) months after the Closing Date.

10.	Pre-Closing Covenants

10.1	Merger control proceedings, other regulatory requirements

10.1.1
The Purchaser shall take all actions necessary to prepare the necessary filings for the Antitrust Clearances (as well as, if applicable, any other merger control filings or other filings to be made with other governmental authorities) in respect of the Transaction. In furtherance of the foregoing, within ten (10) Business Days of the Signing Date, the Purchaser shall submit a draft filing in respect of the Transaction with the UK Competition and Markets Authority (CMA) pursuant to the Enterprise Act 2002. In addition, and without limiting the generality of the foregoing, as promptly as practicable following the completion of calendar year 2016 and in any event no later than January 31, 2017, (i) the Sellers shall cause the Group Companies to provide to the Purchaser the revenue turnover data of the Group Companies during calendar year 2016 (A) on a consolidated global basis, (B) within the European Union as a whole, and (C) within each member state of the European Union on separable basis, and (ii) the Purchaser shall provide to the Sellers and the Group Companies the revenue turnover data of the Purchaser during calendar year 2016 (A) on a global consolidated basis, (B) within the European Union as a whole, and (C) within each member state of the European Union on separable basis. Promptly following the availability of the foregoing revenue turnover data, the Parties shall cooperate with one another to determine whether a formal filing with the German Bundeskartellamt in respect of the Transaction is required pursuant to section 35 of the Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen). If, on the basis of good faith discussions, the Parties determine that a formal filing is required, or the Parties conclude that a formal filing is advisable or prudent, then the Purchaser shall make such formal filing promptly and in any event no later than 5 (five) Business Days following the availability of the foregoing revenue turnover data. The foregoing filings (or draft filings) shall be made by the Purchaser on behalf of all Parties, provided that:

(a)
the Sellers shall have the right to review the contents of such filings (or draft filings) and propose amendments, and the Purchaser shall provide a copy of such filing or draft filing at a time which reasonably allows for such a review; and

(b)	the Purchaser shall consider in good faith any comments in relation thereto provided by the Sellers to the Purchaser.

10.1.2
The Purchaser shall use reasonable best efforts to give the Sellers reasonable advance notice of any notification, submission or other material communication the Purchaser proposes to make or submit to any antitrust authority and provide the Sellers with advance copies (at a time which reasonably allows for review by the Seller) of such draft notification, submission or correspondence and any supporting documentation, provided that the Purchaser shall not be required to provide the Sellers with any confidential information or business secrets, it being understood that such information shall be provided to the Sellers’ outside counsel on an outside counsel-to-outside counsel basis only.

10.1.3
The Purchaser undertakes to consider in good faith any comments of the Sellers in relation to any such notification, submission or communication pursuant to clause 10.1.2. The Purchaser further agrees to use reasonable best efforts to keep the Sellers fully informed as to the progress of any notification made in order to obtain the Antitrust Clearances (and, if applicable, any other merger control clearances) including by copying Sellers’ outside counsel on all material communication with any antitrust authority and by forwarding any material communication received from any antitrust authority to Sellers’ counsel as soon as practicable. The Purchaser and/or its counsel shall have primary responsibility for all meetings and telephone/video conferences with any antitrust authority or other persons or bodies, and shall provide Sellers and/or their outside counsel with an opportunity to attend and participate in all material meetings and telephone/video conferences.

10.1.4
The Purchaser shall be responsible for obtaining the Antitrust Clearances and, in particular, shall undertake (or cause to be undertaken) any and all steps necessary or desirable to avoid or eliminate each and every impediment under any applicable antitrust or competition law that may be asserted by any competent antitrust authority so as to enable the Sellers and the Purchaser to close the transactions contemplated under this Agreement in advance of the Long Stop Date.

10.1.5
If it becomes reasonably apparent that the competent authorities are prepared to grant their approval only subject to specific conditions and/or obligations, the Purchaser shall propose and accept such conditions and/or obligations. Without prejudice to the generality of this obligation, the Purchaser shall:

(a)	make such proposal in a timely manner, including, without limitation, preparing and submitting appropriate submissions and other documentation;

(b)
provide a draft of any such proposal (including any relevant submissions and other documentation) to the Sellers at a time which reasonably allows the Sellers to review and provide comments on such proposal;

(c)
without prejudice to any obligation of the Purchaser provided for in clause 10.1.4, not withdraw any such proposal other than with the Sellers’ consent (such consent to be granted by the Sellers unless such withdrawal occurs at a time where the statutory deadlines for submission of such conditions and/or obligation have lapsed or would make it impossible to submit a new proposal within the statutory deadlines);

(d)
to the extent that the Purchaser is required to, or does, identify a proposed purchaser of any assets to be divested pursuant to any such condition or obligation, provide details of such proposed purchaser to the Seller; and

(e)	take all steps necessary in order to ensure that any such proposal is agreed with the relevant authority and put into action in order to close the Transaction in advance of the Long Stop Date.

10.1.6
The Parties agree that the requirement set out in clause 10.1.4 shall not require the Purchaser or any Affiliate of the Purchaser to agree or propose to divest, hold separate, or enter into any license or similar arrangement with respect to, or agree to restrict the ownership or operation of, or agree to conduct or operate in a specified manner, any portion of the business or assets of Purchaser that is under the control of the Purchaser before closing of the transactions contemplated by this Agreement. For the avoidance of doubt, the parties agree that there shall be no other limitation on the requirement set out in clause 10.1.4.

10.1.7
The Purchaser may withdraw (zurücknehmen) filings with the competent authorities, or agree with such authorities on the extension of any examination period only with the prior consent of the Sellers (such consent not to be unreasonably withheld, conditioned or delayed).

10.1.8
If on the Closing Date any merger control approval other than the Antitrust Clearances or any other governmental consent, approval or waiver required under applicable law in any jurisdiction in order to effect the Closing has not been obtained, the Sellers and the Purchaser shall consummate the Closing under the following conditions: the Purchaser shall pay the full Share Purchase Price, the full Loan Note Purchase Price and the full Total Facilities Repayment Amount in accordance with clause 6.2.1(d) through clause 6.2.1(i). The Sellers and the Purchaser shall not be under an obligation to, directly or indirectly, transfer or acquire shares or interests in respect of which the consummation of the Closing would violate any applicable law or decision.

10.1.9
The Purchaser undertakes not to enter into any material transaction, or any agreement to effect any material transaction, (including any merger or acquisition) prior to the Antitrust Clearances having been obtained that might reasonably be expected to make it materially more difficult, or to materially increase the time required, to obtain the Antitrust Clearances.

10.1.10	The obligations and undertakings of the Purchaser under this clause 10.1 are herein collectively referred to as the Purchaser’s Antitrust Undertakings.

10.2	No deviation from ordinary course of business

10.2.1
Between the Signing Date and the Closing Date, each of the Sellers shall procure that the Group Companies conduct their respective business operations in the ordinary course of business (subject to the restrictions set forth in clause 10.2.3) and substantially in the same manner as before, consistent with past practice, pay the Group Companies debts and obligations when due, and preserve the Group Companies’ beneficial business relationships, keep available the services of the present officers and employees of the Group Companies and preserve the Group Companies’ assets and technology, except where the Purchaser consents in writing to another action.

10.2.2
Each Seller shall procure that with respect to its HEG-Shares as set forth in column B of Schedule 1 to Schedule 3, respectively, no Leakage to a Seller or Seller Connected Person, other than Permitted Leakage, occurs between the Signing Date and the Closing Date. If, at or prior to the Closing Date, the Sellers are or become actually aware that any Leakage has occurred, the Sellers (acting through the Sellers’ Representative) shall promptly notify the Purchaser of such Leakage. If any such Leakage is so notified by the Sellers to the Purchaser, or if at Closing any Leakage is notified by the Purchaser to the Sellers and the Sellers (acting through the Sellers’ Representative) agree that such Leakage has occurred, the Share Purchase Price shall be reduced by an amount equal to the amount of such Leakage which shall discharge the Sellers’ obligation to make a payment of such amount.

10.2.3
Between the Signing Date and the Closing Date, except as (i) expressly permitted or required by this Agreement or any law or regulation applicable to the Group or the order of any court of competent jurisdiction, (ii) set forth on Exhibit 10.2.3 or (iii) otherwise consented to by the Purchaser in writing, each Seller shall cause the Group Companies not to:

(a)
(i) Enter into any contract, agreement or arrangement requiring a novation or consent in connection with the Transaction or (ii) enter into, terminate, amend or otherwise modify, or waive any of the material terms of, any contract, agreement or arrangement that is material to the business and operations of the Group Companies (i.e., under which a Group Company reasonably anticipates that it will receive revenue under that contract, agreement or arrangement in excess of five percent (5%) of total Group Company revenue for the term of that contract, agreement or arrangement); provided, however, that this provision shall not require the Company to seek or obtain Purchaser’s consent in order to (A) set or change the prices at which the Group Companies sells products or provides services to current customers in the ordinary course of business consistent with past practice, (B) extend the term of any contract for the sale, distribution, or resale of products, or the provision of services to customers, in the ordinary course of business consistent with past practice, (C) purchase inventory in the ordinary course of business consistent with past practice or (D) allow contracts to terminate or expire by their terms in the ordinary course of business;

(b)
Enter into or amend any contract, agreement or arrangement pursuant to which: (i) any other party is granted exclusive rights, rights of first refusal or “most favored party” rights of any type or scope with respect to any of its products, technology, intellectual property or business, or containing any non-competition covenants or other restrictions relating to its or the Purchaser’s business activities; (ii) the Group Companies are bound to any roadmap obligations with regard to the future development of their respective products (which, for the avoidance of doubt, does not include support and maintenance obligations); or (iii) with respect to any contract, agreement, or arrangement with a provider providing for the sale license or distribution of the Group Companies’ products, (A) the term extends for a period of more than thirty-six (36) months after the effective date of such contract, agreement or arrangement; or (B) liability for direct damages is unlimited (except for confidentiality, indemnification, willful misconduct or gross negligence liability);

(c)
Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares in the Company or securities convertible into, or subscriptions, rights, notes, bonds, indentures, warrants or options to acquire, or other contracts, agreements or arrangements of any character obligating it to issue any such shares or other convertible securities, other than (i) the issuance of shares in the Company pursuant to the exercise of options issued by the Company and (ii) the repurchase of any shares from former employees, non-employee directors and consultants in accordance with contracts providing for the repurchase of shares in connection with any termination of service;

(d)
(i) Hire any additional persons who are entitled to base salary payments in an aggregate amount of at least EUR 120,000.00 per year (each such person an Officer), (ii) change the title, office or position, or materially reduce the responsibilities of any Officer, (iii) enter into, amend or extend the term of any employment or consulting agreement with any Officer, (iv) enter into any contract, agreement or arrangement with a labor union or collective bargaining agreement (unless required by applicable law) or (v) grant or pay, or enter into any contract, agreement or arrangement providing for the granting or payment of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any employee of any of the Group Companies, save for any actions resulting in an increase of up to EUR 500.00 in the individual case or EUR 10,000.00 in aggregate per month;

(e)
(i) Adopt or amend any employee or compensation benefit plan, including any share issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as contemplated by this Agreement or required by applicable law, (ii) pay any special bonus or special remuneration to any Officer of any of the Group Companies or, to the extent material for the relevant Group Company or increase the salaries, wage rates or fees of its Officers (other than pursuant to preexisting plans, policies or contracts, agreements or arrangements that have been disclosed to the Purchaser and are set forth in the Management Warranty Deed) or (iii) add any new members to the board of directors of any Group Company;

(f)
Except for any transaction between Group Companies, (i) transfer or license from any person or entity any rights to any intellectual property (other than non-exclusive inbound licenses in the ordinary course of business consistent with past practice), or (ii) transfer or license to any person or entity any rights to any of the Group Companies’ intellectual property (other than non-exclusive outbound licenses granted to customers, distributors and marketing partners for the use and sale of the Group Companies’ products in the ordinary course of business consistent with past practice), or (iii) transfer or provide a copy of any of the Group Companies’ source code to any person or entity (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company) (other than providing access to such source code to current employees, service providers and consultants of the Group Companies involved in the operation, development and distribution of the Group Companies’ products on a need-to-know basis, consistent with past practice);

(g)
Sell, lease, license or otherwise dispose of or encumber any of its material properties or material assets, other than sales and nonexclusive licenses of the Group Companies’ products in the ordinary course of business consistent with its past practice or enter into any contract, agreement or arrangement with respect to the foregoing;

(h)
(i) Incur any indebtedness for borrowed money or guarantee any such indebtedness or (ii) issue or sell any debt securities or guarantee any debt securities of others, in each case, other than borrowings in the ordinary course of business under credit lines or similar borrowing facilities of the Group Companies existing as of the Signing Date;

(i)
Make any capital expenditures, capital additions or capital improvements, other than those contemplated by (i) the Company’s capital expenditure budget that has been approved in writing by the Purchaser and, until such approval, (ii) the currently existing capital expenditure budget;

(j)
(i) Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise, (ii) acquire or agree to acquire any assets that are material, individually or in the aggregate, to any Group Companies’ business, or (iii) enter into any contract, agreement or arrangement with respect to a joint venture, strategic alliance or partnership;

(k)	Place or allow the creation of any encumbrances or other rights of third parties on any of its material properties;

(l)	Materially change the manner in which it provides warranties, discounts or credits to customers; or

(m)	Take or agree in writing or otherwise to take, any of the actions described in the foregoing subclauses (a) through (l) of this clause 10.2.3.

10.3	Purchaser’s debt financing

10.3.1
The Management Sellers shall use reasonable endeavours to grant and procure that any relevant Group Company grants to the Purchaser, its potential providers of debt finance and its and their respective advisors reasonable access to such information (subject to any confidentiality restrictions) and management as well as any other customary assistance and cooperation that is reasonably requested by the Purchaser in connection with its debt financing of the transaction, the syndication of the financing, and any rating required in respect of such financing arrangements, in each case at the Purchaser’s sole expense. This shall, in particular, include:

(a)
furnishing the Purchaser and potential providers of debt finance with such documents and information (to the extent available) as is reasonably requested by the Purchaser and its potential providers of debt finance to conduct any outstanding due diligence and / or know-your-client process reasonably required in regard of the Group Companies at least five Business Days before the Closing Date if requested by the Purchaser at least eight (8) Business Days before the Closing Date;

(b)
providing such assistance as may reasonably be requested by the Purchaser in connection with the syndication of the debt financing (including assisting with the preparation of any information memorandum and / or rating agency presentation materials);

(c)
upon reasonable advance notice and at reasonable times, causing relevant members of management to participate in a reasonable number of meetings and presentations regarding the Group Companies and the Business (including with potential lenders and rating agencies);

(d)	facilitating the structuring and preparation of a collateral package in connection with the Debt Financing; and

(e)
reasonably facilitating the taking of all corporation actions by the Group Companies with respect to entering such definitive financing documents and otherwise necessary to permit consummation of the Debt Financing.

provided, however, that nothing in this clause 10.3 shall require (i) any cooperation to the extent that it would unreasonably interfere with the business or operations of the Sellers or their Affiliates, including the Group Companies or (ii) the Sellers or the Group Companies to take any action that would contravene any Applicable Laws or any of their respective organisational documents. Notwithstanding anything otherwise stated in this clause 10.3, (A) the Sellers and the Group Companies shall not be required to enter into any contract or agreement or the encumbrance of any asset of the Group Companies that would, on or before the Closing Date, result in a breach of any of its contracts or other agreements , (B) the board of directors and officers of the Sellers and the Group Companies shall not be required, prior to the Closing, to adopt resolutions approving the agreements, documents and instruments in connection with the Debt Financing or pursuant to which any portion of the Debt Financing is obtained, (C) no Group Company or any officer or director thereof shall be required to execute, prior to the Closing, any documents contemplated by the Debt Financing or any other certificate, document, instrument or agreement that is effective prior to the Closing or agree to any change or modification to any existing certificate, document, instrument or agreement that is effective prior to the Closing, (D) prior to the Closing, none of any of the Sellers or any of the Group Companies shall be required to take any action that would subject it to actual liability, to bear any cost or expense or to pay any fee or make any other payment (except to the extent promptly reimbursed) or incur any other actual liability or provide or agree to provide any indemnity, guarantee or pledge in connection with the Debt Financing or any of the foregoing and (E) no current officer or director of any Group Company shall be required to take any action to the extent that such officer or director shall not maintain such role after giving effect to the Closing.

10.3.2
The Purchaser shall (i) indemnify and hold harmless the Sellers and each Group Company from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilised in connection therewith (other than information furnished by or on behalf of a Seller or any Group Company for use in connection with the arrangement of debt financing), except to the extent that such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties arise out of or in connection with the gross negligence, wilful misconduct, bad faith or fraud by the relevant Seller or Group Company and (ii) promptly, upon request, reimburse the Sellers for all out-of-pocket costs and expenses to the extent incurred by the Sellers, any of the Group Companies or any of their Affiliates or representatives in connection with the Debt Financing and the cooperation of the Sellers and the Group Companies with the Purchaser’s Debt Financing. The Purchaser acknowledges and agrees that, except for obligations of the Group Companies from and after the Closing Date, the Sellers, the Group Companies and their respective Affiliates and representatives shall not have any responsibility for, or incur any liability to any person under, any arrangement with respect to the Debt Financing or any other debt financing in connection with the transactions contemplated by this Agreement.

10.3.3
Commercially Reasonable Efforts. In addition to and not in limitation of the respective obligations of the Sellers, the Loan Note Holders and the Purchaser hereunder (including the obligations of the Purchaser under clauses 10.1 and 10.3), the Purchaser shall, and each of the Sellers and Loan Note Holders shall

(and shall cause the Group Companies to) use their respective commercially reasonable efforts to consummate the Transaction, including by using commercially reasonable efforts to take (or cause to be taken) all actions necessary to satisfy Closing Conditions on a timely basis, executing and delivering such instruments and certificates, and doing and performing such acts and things as may be necessary consummate the Transaction on a timely basis. Each of the Purchaser, the Company, the Sellers’ Representative, the Sellers and the Loan Note Holders, at the request of the other party or parties (as the case may be), shall execute and deliver such other certificates, instruments, agreements and other documents, and do and perform such other acts and things, as may be reasonably necessary or desirable for purposes of effecting completely the consummation of the Transaction and the other transactions contemplated hereby.

10.4	Sellers’ Representative

10.4.1
Each of the Sellers and each of the Loan Note Holders hereby appoints (bestellen) and authorises (bevollmächtigen) the Sellers’ Representative, who accepts the appointment, as their joint representative effective as of the Signing Date to act on the relevant Sellers’ and Loan Note Holders’ behalf for all purposes under or in connection with this Agreement, including, without limitation:

(a)	accepting any notices or other communication on behalf of such Seller or Loan Note Holder in accordance with clause 17;

(b)
agreeing to any settlement compromise, satisfaction, consent, amendment or withdrawal of any claim made by the Sellers (or any one of them) and the Loan Note Holders (or any one of them) under this Agreement; and

(c)
generally taking any and all other actions and doing any and all other things provided in or contemplated by this Agreement to be performed by a Seller, a Loan Note Holder or the Sellers’ Representative on behalf of the Sellers or the Loan Note Holders (or any of them).

10.4.2
The Sellers’ Representative shall be released from the restrictions on self-dealing pursuant to sec. 181 BGB and any other similar provisions under applicable laws. The appointment of the Sellers’ Representative and its rights, obligations and powers of attorney under this clause 10.4 shall remain effective vis-à-vis the Purchaser until the Purchaser receives a written notice signed by all Sellers pursuant to which the Sellers’ Representative is replaced by another person as new Sellers’ Representative under this Agreement. If the Sellers’ Representative withdraws from the appointment, this Sellers’ Representative shall be deemed to remain appointed until the Purchaser has received the notice referenced in the previous sentence.

10.4.3
The Purchaser shall be entitled to rely upon, and shall be fully protected in relying upon, the power and authority of the Sellers’ Representative without independent investigation. Any notices, declarations, requests and other communications made by the Purchaser to the Sellers’ Representative shall be deemed to be made to all of the Sellers and all of the Loan Note Holders and the Purchaser shall have no obligation to separately notify each of the Sellers or Loan Note Holders.

10.4.4
The Sellers’ Representative shall be under no legal obligation vis-à-vis the Purchaser as a consequence of its function according to this Agreement and shall not be liable vis-à-vis the Purchaser on any legal basis for any actions or omissions in this context.

10.5	Pre-Closing undertakings of the Purchaser

10.5.1
The Purchaser undertakes to the Sellers that it will take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper and advisable to consummate and obtain the proceeds of the Debt Financing on or prior to the date for Closing determined in accordance with clause 6.1, on the terms and conditions described in the Purchaser’s Financing Agreements, including using its reasonable best efforts to (i) maintain in effect the Purchaser’s Financing Agreements, (ii) negotiate and enter into any additional required definitive agreements with respect to the Debt Financing consistent with the terms and conditions contained in the Purchaser’s Financing Agreements or on other terms with no additional conditionality and otherwise on terms no less favourable to the Purchaser, in any respect, in each case on a timely basis to provide for funding on or prior to the Closing Date and (iii) comply with its obligations contained in the Purchaser’s Financing Agreements. In the event that all conditions contained in the Purchaser’s Financing Agreements have been satisfied (or upon such funding will be satisfied), Purchaser shall take all reasonable actions to cause the Financing Sources to fund the Debt Financing to the extent required to consummate the transactions contemplated by this Agreement and to pay related fees and expenses on the Closing Date. The Purchaser shall comply with its obligations, and enforce its rights, under the Purchaser’s Financing Agreements.

10.5.2
The Purchaser undertakes to the Sellers that it will not, and will procure that no other person will, in a way which would, or might reasonably be expected to, prejudice its ability to pay the amounts payable by it to the Sellers pursuant to clause 3, amend or agree to amend the terms of the Purchaser’s Financing Agreements, nor waive or agree to waive any rights or obligations of the Purchaser under the Purchaser’s Financing Agreements if such amendment or waiver (i) adds new (or adversely modifies any existing) conditions set forth in the Purchaser’s Financing Agreements as in effect on the Signing Date, (ii) adversely affects the ability of Purchaser to enforce its rights against other parties to the Purchaser’s Financing Agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of Purchaser to enforce its rights against such other parties to the Purchaser’s Financing Agreements as in effect on the date hereof, (iii) reduces the aggregate amount of the financing available under the Purchaser’s Financing Agreements such that the Purchaser would not be able to consummate the transactions contemplated hereby, or (iv) would otherwise reasonably be expected to prevent, impede or delay the consummation of the transactions contemplated hereby; provided, that, for the avoidance of doubt, no consent from the Sellers or the Sellers’ Representative shall be required for: (A) any amendment, replacement, supplement or modification of the Purchaser’s Financing Agreements that is limited to adding lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed such Purchaser’s Financing Agreements as of the Signing Date (including in replacement of a lender) or (B) any amendment, replacement, supplement or modification to the Purchaser’s Financing Agreements so long as such action would not be prohibited by the foregoing clauses (i)-(iv).

10.5.3
The Purchaser shall provide the Sellers’ Representative with prompt notice of (i) any breach or default by any party to any of the Purchaser’s Financing Agreements of which the Purchaser becomes aware in writing or (ii) the receipt of any written notice or other communication from any Financing Source with respect to any purported or actual breach, default, termination or repudiation by any party to any of the Purchaser’s Financing Agreements; provided that the Purchaser’s failure to promptly deliver such notice shall not affect the Purchaser’s rights hereunder unless (and then only to the extent that) the Sellers’ Representative, the Sellers or the Loan Note Holders are prejudiced thereby. The Purchaser shall keep the Sellers’ Representative reasonably informed on a reasonably current basis of the status of the Debt Financing. Notwithstanding the foregoing, compliance by the Purchaser with the provisions of this clause 10.5 shall not relieve the Purchaser of its obligation to consummate the transactions contemplated by this Agreement whether or not the Debt Financing is available and the Purchaser acknowledges that this Agreement and the transactions contemplated hereby are not contingent on the availability of the Debt Financing (or any alternative financing) or any specific term with respect to such financing.

11.	Undertakings of the Sellers, the Loan Note Holders and the Group Companies

11.1
Each of the Cinven Sellers hereby agrees that he, she or it shall not, during the period commencing on the Closing Date and ending on the twenty-four (24) month anniversary of the Closing, without the prior written consent of the Purchaser, personally or through others, solicit or attempt to solicit (on the undersigned’s own behalf or on behalf of any other person) any managing directors (Geschäftsführer), their direct reports that maintain a management or employment agreement with of the Company or the Purchaser, or any subsidiary of the Company or the Purchaser, or their respective successors or assigns, to leave his or her employment with the Company or the Purchaser, or any subsidiary of the Company or the Purchaser or any of their respective successors or assigns; provided, however, that nothing in this clause 11.1 shall preclude or prohibit any of the Cinven Sellers from hiring any such employee who responds to any public advertisement placed by such Cinven Seller that is not specifically targeted at such employee.

11.2
Whereas certain Group Companies have or may have failed to deduct from payments of interest amounts on account of UK income tax in accordance with Part 15 of the Income Tax Act 2007 (the Withholding Tax Issue), the Sellers undertake that the Group Companies concerned shall take such steps as are necessary to resolve the Withholding Tax Issue in an expeditious and proper manner, with a view to ensuring that any liability of a Group Company to Tax as a result of the Withholding Tax Issue is minimised.

12.	Post-Closing Covenants

12.1	Access to information
The Purchaser acknowledges that the Sellers may need access, from time to time, after Closing to ascertain certain accounting and tax records and information held by any of the Group Companies to the extent that such records and information pertain to events occurring or periods prior to the Closing, and the Purchaser shall use commercially reasonable efforts, and shall cause the Group Companies to use commercially reasonable efforts to

(a)	properly retain and maintain such records until the sixth (6th) anniversary of the Closing Date; and

(b)	provide reasonable assistance and reasonable information as may be required by any Seller (including its respective Affiliates) in order to comply with any tax compliance, tax filing and/or tax reporting obligations of such Seller.

12.2	Covered Persons

12.2.1
Following the Closing, the Purchaser shall ensure that any indemnity and/or immunity provisions contained in the constitutional documents of each Group Company which could apply to any person who was at any time prior to Closing an employee, consultant, officer or director of any Group Company (a Covered Person) are not amended, repealed or modified in any manner that would affect adversely the rights of any Covered Person.

12.2.2
For six (6) years from the Closing, the Purchaser shall ensure that each Group Company maintains in force such “run-off” directors’ and officers’ liability insurance policies as will enable each Covered Person to make claims arising out of any matter, cause or event occurring on or before Closing (a Pre-Closing Event) under those policies on terms and conditions that are, in every respect, no less advantageous to the Covered Person than the directors’ and officers’ liability insurance policies maintained by the Group Companies as at the Signing Date.

12.2.3
The Purchaser shall (and shall ensure that each Group Company shall), from and after Closing and to the fullest extent permitted in accordance with applicable laws, waive, release and discharge each Covered Person from any and all claims, demands, proceedings, causes of action, orders, obligations and liabilities arising out of any Pre-Closing Event which each Group Company has or may at any time have had against any Covered Person. The Purchaser shall ensure that each Group Company shall not, directly or indirectly, assert any claim or demand, or commence, institute or cause to be commenced, any proceedings of any kind relating to any Pre-Closing Event against any Covered Person.

12.2.4
The provisions of clauses 12.2.1 to 12.2.3 shall also be for the benefit of the Covered Persons (echter Vertrag zugunsten Dritter) and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any Covered Person may have at law, by contract or otherwise.

12.3	No individual liability
The Purchaser and the Purchaser’s Guarantor undertake not to, and shall procure that the Group Companies do not, make a claim against any employee, director, agent, officer or (except to the extent such adviser has entered into a reliance letter with the Purchaser) adviser of any of the Sellers, any of the Sellers’ Affiliates or Cinven (as defined below) on whom they may have relied in negotiating this Agreement, except in the case of fraud, bad faith or deliberate concealment by any such employee, director, agent, officer or adviser. For the purpose of the preceding sentence, Cinven shall mean any one of or collectively, Cinven Capital Management (V) General Partner Limited, Cinven Group Limited, Cinven Limited, Cinven (LuxCo I) S.A., Cinven Partners LLP and their respective Associates (as defined in the UK Companies Act 2006).

13.	Confidentiality and press releases

13.1	Press releases
Each of the Parties undertakes that it will not make, and will cause all of its Affiliates not to make, any announcement or press release in connection with this Agreement unless (i) required by applicable securities laws or stock exchange regulations (including the rules and regulations imposed by the New York Stock Exchange or NYSE) or (ii) the Sellers and the Purchaser have given their consent to such announcement or press release, including the form of such announcement, which consent may not be unreasonably withheld and may be subject to conditions. If and to the extent that any announcement, press release or disclosure of information regarding the subject matter of this Agreement is to be made under applicable securities laws or any applicable stock exchange regulations (including the NYSE), the Party concerned shall, to the extent permissible under applicable laws or stock exchange regulations, not disclose any such information without first informing the other Parties thereof. Nothing in this clause 13.1 or in clause 13.2 shall, or shall be deemed to, restrict, prevent or prohibit the Purchaser’s or its Affiliates’ from complying with applicable securities laws, applicable stock exchange regulations and the rules applicable to companies listed on the NYSE, and the Parties acknowledge, agree and understand that the Purchaser and its Affiliates will so comply, and consent to the Purchaser and its Affiliates’ so complying (provided, that the Purchaser and its Affiliates shall endeavour in good faith to provide the Sellers’ Representative an opportunity to review and comment on such disclosures prior to their filing or submission to the applicable governmental authority or the NYSE).

13.2	Confidentiality

13.2.1
The Parties expressly acknowledge and agree that this Agreement and its terms and all information, whether written or oral, furnished by either Party and/or any of its Affiliates to another Party and/or any Affiliate of such other Party in connection with the preparation and negotiation of this Agreement and the due diligence conducted by the Purchaser and/or any of its professional advisors in connection therewith (the Confidential Information) shall be deemed to be confidential and shall be maintained by each Party and their Affiliates in strict confidence, it being understood that this shall also apply to any Confidential Information disclosed under clause 8.1.2 and/or clause 8.7.

13.2.2
The receiving Party shall use the same degree of care as it uses with regard to its own Confidential Information to prevent disclosure, use or publication of the Confidential Information of another Party. Confidential Information of the disclosing Party shall be held in strict confidence by the receiving Party unless the receiving Party is able to prove that the Confidential Information is or has been

(a)	obtained legally and freely from a third party without any restrictions;

(b)
independently developed by the receiving Party at a prior time or in a separate and distinct manner without benefit of any of the Confidential Information of the disclosing Party, and documented to be as such;

(c)	made available by the disclosing Party for general release independent of the receiving Party;

(d)	made public as required by applicable laws, regulations, court proceedings or stock exchange regulations; or

(e)	within the public domain or later becomes part of the public domain as a result of acts by someone other than the receiving Party and through no fault or wrongful act of the receiving Party.

13.2.3
A receiving Party may disclose Confidential Information of a disclosing Party to directors, officers, and employees or limited partners of the receiving Party or agents of the receiving Party including their respective brokers, lenders, advisors or insurance carriers who have specifically agreed in writing to non-disclosure in accordance with the terms and conditions hereof, or are bound by comparable statutory confidentiality obligations, and who have a need to know such information in connection with the transactions contemplated under this Agreement. Any disclosure of Confidential Information required by legal process pursuant to this clause 13 shall, to the extent legally permissible, only be made after providing the disclosing Party with notice thereof in order to permit the disclosing Party to seek an appropriate protective order or exemption. The provisions of this clause 13 shall survive, and remain in full effect for a period of three (3) years, after the Closing Date.

13.2.4
The Parties are in agreement that, as long as the Closing has not occurred, the provisions of the non-disclosure agreement dated 28 March 2016, as amended on 15 September 2016 between Host Europe Group Limited and GoDaddy.com, LLC which is attached hereto as Exhibit 13.2.4 (the Confidentiality Agreement)

shall (notwithstanding clause 18.7 below) remain in full force and effect if and to the extent the obligations stipulated therein go beyond or conflict with the contents of clauses 13.2.1 through 13.2.3 above. Following the Closing Date, the terms of the Confidentiality Agreement shall, as between the Parties, be superseded by the terms of this this clause 13. All rights under the Confidentiality Agreement of any person other than the Parties shall remain unaffected.

14.	No third party rights
This Agreement shall not grant any rights to, and is not intended to operate for the benefit of, third parties unless otherwise explicitly provided for herein; provided that (i) Financing Sources shall be third party beneficiaries of clauses 18.1, 18.4 and 18.11 and this clause 14 and (ii) the Group Companies shall be third party beneficiaries of clause 16.1 and this clause 14. Wherever under this Agreement any party other than the Purchaser is to be indemnified by the Sellers, such other party, in particular the Group Companies, shall not be entitled to bring any claims for indemnification against the Sellers (kein echter Vertrag zugunsten Dritter).

15.	No assignment of rights; no set-off rights

15.1	No assignment of rights

15.1.1
Except as provided in this clause 15.1, this Agreement and any rights and obligations hereunder may not be assigned and transferred, in whole or in part, without the prior written consent of the other Parties hereto.

15.1.2
The Purchaser may assign and delegate any or all of its rights, interests and obligations under this Agreement to any person or entity that is an affiliate of the Purchaser, so long as (a) the Purchaser provides written notice of such assignment to the Sellers’ Representative and (b) such assignee agrees in writing to be bound by all of the terms of this Agreement, but no such assignment or delegation will relieve the Purchaser of its obligations under this Agreement if such assignee does not perform such obligations.

15.2	No set-off rights
No Party, except as provided otherwise in this Agreement, shall be entitled (i) to set-off (aufrechnen) any rights and claims it may have under this Agreement against any rights or claims any other Party may have under this Agreement or (ii) to refuse to perform any obligation it may have under this Agreement on the grounds that it has a right of retention (Zurückbehaltungsrecht) unless the rights or claims of the relevant Party claiming a right of set-off or retention have been acknowledged (anerkannt) in writing by the relevant other Party/Parties or have been confirmed by final decision of a competent court (Gericht) or arbitral tribunal (Schiedsgericht).

16.	Costs and taxes; VAT treatment

16.1	Costs and taxes
All transfer taxes (including real estate transfer taxes), stamp duties, costs for the notarisation of this Agreement and any other charges and costs resulting from this Agreement and the consummation of the Transaction shall be borne by the Purchaser. All charges, costs and fees resulting from the filings for the Antitrust Clearances and in compliance with other regulatory requirements, including the charges, costs and fees of the competent merger control authorities, shall be borne by the Purchaser. Each Party shall bear the costs and fees of its own advisors. Each Seller shall bear his, her or its own income taxes resulting from this Agreement and the consummation of the Transaction. The Group Companies shall be third party beneficiaries of the immediately preceding sentence of this clause 16.1, each of whom may enforce the provisions of such sentence.

16.2	VAT treatment
It is the Parties’ understanding that all transactions contemplated under this agreement are either not taxable (nicht umsatzsteuerbar) or exempt from value added tax (Umsatzsteuer) (VAT) (umsatzsteuerfrei). If and to the extent that, contrary to the mutual understanding of the Parties, VAT applies in respect of any supply or service rendered by any of the Parties under this Agreement, an amount equal to such VAT shall be paid by the relevant recipient (against receipt of a valid VAT invoice) of such supply or service in addition to the amount agreed by the Parties to be paid for such supply or service, provided that the reverse charge provisions according to which the recipient owes the VAT do not apply and the relevant supplier or service provider has not exercised its right it might have to opt for the taxation of a VAT-exempt supply or service (pursuant to sec. 9 para. 1 of the German Value Added Tax Act (Umsatzsteuergesetz) or a similar provision under foreign VAT law).

17.	Notices

17.1	Form of notices
Any legal statements and other notices in connection with this Agreement (collectively the Notices) shall be made in writing (Schriftform) unless notarisation or any other specific form is required by mandatory law. The written form shall include transmission by fax or email (but no other transmission by way of telecommunication) and exchange of letters. Any electronic transmission

(other than e-mail) shall not be sufficient to satisfy the requirement that Notices must be made in writing.

17.2	Notices to the Sellers
Any Notices to be delivered to the Sellers hereunder shall be addressed as follows:
Cinven Capital Management (V) GP Ltd.
Attn.: Hayley Tanguy
Third Floor, Tudor House, Le Bordage, GY1 3PP, St Peter Port, Guernsey
Fax: +44 1481 749749
Email: Hayley.Tanguy@aztecgroup.co.uk
with a copy to its advisor (for information purposes only):
Freshfields Bruckhaus Deringer LLP
Attn.: Dr. Wessel Heukamp
Maximiliansplatz 13, 80333 Munich, Germany
Phone: +49 89 20702 440
Fax: + 49 89 20702 100
Email: wessel.heukamp@freshfields.com

17.3	Notices to the Purchaser
Any Notices to be delivered to the Purchaser hereunder shall be addressed as follows:
Go Daddy Operating Company, LLC
Attn.: Matthew Forkner
14455 N. Hayden Road
Scottsdale, Arizona 85260, USA
Email: mforkner@godaddy.com
with a copy to its advisor (for information purposes only):
Wilson Sonsini Goodrich & Rosati
Attn.: Mike Ringler
650 Page Mill Road
Palo Alto, California 94304, USA
Fax: +1 650-493-6811
Email: mringler@wsgr.com

17.4	Notices to the Purchaser’s Guarantor
Any Notices to be delivered to the Purchaser’s Guarantor hereunder shall be addressed as follows:

Desert Newco, LLC
Attn.: Matthew Forkner
14455 N. Hayden Road
Scottsdale, Arizona 85260, USA
Email: mforkner@godaddy.com
with a copy to its advisor (for information purposes only):
Wilson Sonsini Goodrich & Rosati
Attn.: Mike Ringler
650 Page Mill Road
Palo Alto, California 94304, USA
Fax: +1 650-493-6811
Email: mringler@wsgr.com

17.5	Notices to the Sellers’ Representative
Any Notices to be delivered to the Sellers’ Representative hereunder shall be addressed as follows:
Cinven Capital Management (V) GP Ltd.
Attn.: Hayley Tanguy
East Wing, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3PP
Fax: +44 1481 749749
Email: hayley.tanguy@aztecgroup.co.uk

17.6	Change of address
The Parties, the Purchaser’s Guarantor and the Sellers’ Representative shall communicate in writing changes in any of the addresses set forth in clauses 17.2 through 17.5 as soon as possible to the other Party, the Purchaser’s Guarantor and the Sellers’ Representative. In the absence of such communication, the address stated above shall remain in place.

17.7	Copies to advisors

17.7.1
The receipt of copies of Notices hereunder by the Parties’ or the Sellers’ Representative’s or the Purchaser’s Guarantor’s advisors shall not constitute or substitute the receipt of such communication by the Parties or the Sellers’ Representative or the Purchaser’s Guarantor themselves, irrespective of whether the delivery of such copy was mandated by this Agreement.

17.7.2
Whether or not the advisor to a Party or the Sellers’ Representative or the Purchaser’s Guarantor received the notice for its/his/her information is irrelevant for determining the receipt of the notice by that Party or the Sellers’

Representative or the Purchaser Guarantor even if the Agreement specifically provides that notice should be given to the respective advisor for information purposes.

18.	Miscellaneous

18.1	Governing law

18.1.1
This Agreement shall be governed by, and construed in accordance with, the laws of Germany, without regard to principles of conflicts of laws and excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG); provided, however, that the term Company Material Adverse Effect and whether a Company Material Adverse Effect has occurred for the purposes of this Agreement, and any determination as to whether the condition set forth in clause 5.1.5 has been satisfied and the effect of such condition not being satisfied, shall be construed in accordance with the laws of the State of Delaware, it being further agreed and understood that the burden of proof shall fall on the party seeking to demonstrate that a Company Material Adverse Effect has occurred.

18.1.2
Notwithstanding anything herein to the contrary, each of the Parties and the Sellers’ Representative agree that (i) it will not bring or support any action, whether in law or in equity, whether in contract or in tort or otherwise, involving any Financing Source in any way relating to this Agreement, the Transaction or any of the other transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Purchaser’s Financing Agreements or the performance thereof, in any forum other than any federal or state court located in the State of New York, sitting in the Borough of Manhattan of the City of New York, (ii) any action, whether in law or in equity, whether in contract or in tort or otherwise, involving any Financing Source in any way relating to this Agreement, the Transaction, the Purchaser’s Financing Agreements or any of the other transactions contemplated by this Agreement or the Purchaser’s Financing Agreements shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflicts of law doctrines and (iii) it waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect to any action directly or indirectly arising out of, under or in connection with this Agreement, the Purchaser’s Financing Agreements, the Transaction or any of the other transactions contemplated hereby or thereby involving any Financing Source.

18.2	Place of jurisdiction, arbitration

18.2.1	The Parties, the Purchaser’s Guarantor and the Sellers’ Representative have on the date hereof entered into a separate arbitration agreement attached hereto as

Exhibit 18.2 with regard to the settlement of any dispute, controversy or claim arising from or in connection with this agreement or its validity.

18.2.2
In the event that mandatory applicable law requires any matter arising out of or in connection with the SPA and its execution to be decided upon by an ordinary court of law, the competent courts in Munich, Germany shall have exclusive jurisdiction.

18.3	Certain terms

18.3.1	Business Day means a day (other than a Saturday or Sunday) on which banks are open for business in London, Jersey, Guernsey and Frankfurt am Main.

18.3.2
Company Material Adverse Effect means any change, effect, event or development (each a Change, and collectively, Changes), individually or in the aggregate, that has had or would reasonably be expected to have a material adverse effect on the business, operations, condition (financial or otherwise), or results of operations of the Company and its subsidiaries, taken as a whole; provided, however, that no Change (by itself or when aggregated or taken together with any and all other Changes) resulting from any of the following shall be deemed to be or constitute a Company Material Adverse Effect, and no Change (by itself or when aggregated or taken together with any and all other such Changes) resulting from any of the following shall be taken into account when determining whether a Company Material Adverse Effect has occurred:

(a)	general economic conditions (or changes in such conditions) in Germany or any other country or region in the world, or conditions in the global economy generally;

(b)	conditions and changes generally applicable to the industries in which the Company and its subsidiaries operate that do not disproportionately affect the Group Companies, taken as a whole;

(c)
political conditions (or changes in such conditions) in Germany, the United Kingdom or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in Germany, the United Kingdom or any other country or region in the world;

(d)
earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters or acts of god, weather conditions and other force majeure events in Germany, the United Kingdom or any other country or region in the world;

(e)	changes in applicable law or in IFRS or other accounting standards;

(f)
the announcement, pendency or consummation of the Transaction, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Group Companies;

(g)	any action required by this Agreement or any action taken with the written consent of or at the written request of Purchaser; or

(h)
any failure by the Group Companies to meet estimates of revenue, earnings or other financial projections or other metrics (except that this clause (h) shall not (in and of itself) preclude Purchaser from asserting that the underlying cause of the failure to meet such internal estimates constitutes a Company Material Adverse Effect, but only to the extent that such underlying cause is not otherwise included in any exception under this definition).

18.3.3	GAAS means generally accepted auditing standards issued by the American Institute of Certified Public Accountants.

18.3.4	IFRS means International Financial Reporting Standards issued by the International Accounting Standard Board.

18.3.5
Tax or Taxes means (i) all taxes, levies, duties and imposts and any charges, deductions or withholdings in the nature of tax including taxes on gross or net income, profits or gains and taxes on receipts, sales, use, occupation, development, franchise, employment, value added and personal property, any duties of customs or excise or national insurance or social security contributions, any stamp or transfer duties or taxes on the issue or transfer of any shares or securities, and which shall include in particular any taxes (Steuern) and auxiliary levies (steuerliche Nebenleistungen) as defined in § 3 of the German Fiscal Code (Abgabenordnung), any obligation to repay public allowances (Zulagen) or subsidies (Beihilfen) or real estate transfer tax (Grunderwerbsteuer); (ii) administrative fines; (iii) any secondary liability (Haftungsschulden) or other liability, in particular as a result of any tax sharing, tax indemnity or tax allocation agreement, in respect of any of the foregoing; and (iv) in each case together with any interest, penalty, fine or addition thereto and excluding, for the avoidance of doubt, deferred taxes and/or notional taxes (such as reductions of loss carry forwards or future depreciation).

18.3.6
Any words following the terms “including”, “include”, “in particular”, “for example” or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.

18.4	Amendments, supplementations
Any amendment to, or supplementation of, this Agreement, including this provision, shall be valid only if made in writing, except where a stricter form (e.g., notarisation) is required under applicable law; provided, that (i) no amendments to clause 14, 18.1 or 18.4 (and any provision of this Agreement to the extent an amendment, supplement, waiver or modification of such clause would modify the substance of any of the foregoing provisions) that is adverse to any Financing Source, the prior written consent of any such adversely affected Financing Source shall be required before any such amendment may become effective and (ii) no amendments to clauses 16.1 or 18.4 (and any provision of this Agreement to the extent an amendment, supplement, waiver or modification of such clause would modify the substance of any of the foregoing provisions) that is adverse to the Group Companies, the prior written consent of the Company shall be required before any such amendment may become effective.

18.5	Language

18.5.1
This Agreement is written in the English language (except those Exhibits that may be entirely or partially in the German language). Terms to which a German translation has been added shall be interpreted throughout this Agreement in the meaning assigned to them by the German translation.

18.5.2
Any reference made in this agreement to any types of companies or participations, proceedings, authorities or other bodies, rights, institutions, regulations or legal relationships (the Legal Terms) under German law shall extend to any corresponding or identical Legal Terms under foreign law to the extent that relevant facts and circumstances must be assessed under such foreign law. Where no corresponding or identical Legal Terms under foreign law exist, such Legal Terms shall be introduced as functionally come closest to the Legal Terms under German law.

18.6	Headings, Annexes and Exhibits

18.6.1	The headings and sub-headings of the clauses contained herein are for convenience and reference purposes only and shall not affect the meaning or construction of any of the provisions hereof.

18.6.2	All Exhibits attached hereto form an integral part of this Agreement.

18.7	Entire Agreement
This Agreement (including its Annexes and Exhibits), the Management Warranty Deed and the Confidentiality Agreement constitutes the full understanding of the Parties and the complete and exclusive statements of the terms and conditions of the Parties’ agreements relating to the subject matter hereof and supersedes any and all prior agreements and understandings, whether written or oral, that may exist between the Parties with respect to the subject matter of this Agreement or parts thereof. Side agreements to this Agreement do not exist.

18.8	Several Liability of the Sellers and the Loan Note Holders
The Sellers and the Loan Note Holders shall be liable with respect to any claim arising under this Agreement only severally (teilschuldnerische Haftung) and not jointly and severally (keine gesamtschuldnerische Haftung) in proportion to the percentage of the HEG-Shares or the Loan Notes, respectively, sold by such Seller or Loan Note Holder, respectively (relative to the aggregate number of HEG-Shares or Loan Notes sold by all Sellers and Loan Note Holders).

18.9	Ownership of marketing materials
Effective as of the Closing Date, the Sellers and the Loan Note Holders hereby assign any right, title and interest of the Sellers and the Loan Note Holders to the Company in (a) any presentations made or given to the Purchaser by any Seller and any Loan Note Holder concerning the Group Companies and/or the Transaction, (b) any information received by the Purchaser, its representatives and/or professional advisors in writing or in text form (Textform) in connection with the transactions contemplated under this Agreement, in particular (i) any presentation materials delivered to the Purchaser, its representatives and/or professional advisors at management presentations and expert meetings and (ii) any answers in writing or in text form (Textform) given by the Sellers or their representatives and/or professional advisors in connection with the question and answer process until and including the Signing Date and (c) the documents contained in the virtual data room operated by Merrill Datasite and the virtual data room operated by Freshfields Bruckhaus Deringer LLP and accessible to the Purchaser, its representatives and professional advisors until the Signing Date, complete sets of which have been provided by the Sellers’ Representative to the Purchaser no later than five (5) Business Days prior to the Closing Date. For the avoidance of doubt, the foregoing assignment of right, title and interest shall (i) be, to the extent right, title and interest to any information, answers or materials provided by any professional advisors as described in (b) above are transferred, on a non-reliance basis and the Purchaser or the Group Companies following the Closing (or any Affiliate of the foregoing) shall not bring any claims hereunder against such professional advisors and (ii) not impart on the Purchaser or the Group Companies following the Closing (or any Affiliate of the foregoing) any right to bring any claims hereunder against any Seller or Loan Note Holder solely based on ownership of, or any contents set forth in, any of the foregoing unless the Purchaser or any Group Companies after the Closing (or any Affiliate thereof) would otherwise have a right to bring a claim hereunder or under the Management Warranty Deed.

18.10	Purchaser’s Guarantor
The Purchaser’s Guarantor hereby guarantees by way of an independent promise of guarantee pursuant to sec. 311 para. 1 BGB the proper fulfillment of all of the obligations of the Purchaser pursuant to this Agreement, in particular, but not limited to, the payment of the Share Purchase Price (together with any Increase Amount), the Loan Note Purchase Price and of the Total Facilities Repayment Amount on the Closing Date.

18.11	No Recourse
Notwithstanding anything to the contrary in this Agreement, the Financing Sources shall not have any liability to Sellers, the Group or any of their respective Affiliates relating to or arising out of this Agreement, the Debt Financing or the Purchaser’s Financing Agreements or any related agreements or the transactions contemplated hereby or thereby and Sellers, the Group and their respective Affiliates shall not have any rights or claims, and shall not seek any loss or damage or any other recovery or judgment of any kind against any Financing Source under this Agreement, the Debt Financing or the Purchaser’s Financing Agreements or any related agreements, whether at law or equity, in contract or in tort or otherwise, and each of the Sellers and the Group (on behalf their own behalf and on behalf of their respective stockholders, partners, members, Affiliates, directors, officers, employees, controlling persons and agents) hereby waives any rights or claims against any Financing Source relating to or arising out of this Agreement, the Debt Financing or the Purchaser’s Financing Agreements or any related agreements or the transactions contemplated hereby or thereby. The Financing Sources shall be third party beneficiaries of this clause 18.11, each of whom may enforce the provisions of this clause 18.11.

18.12	Severability
Should any provision of this Agreement be or become, in whole or in part, void (nichtig), ineffective (unwirksam) or unenforceable (undurchsetzbar), the validity, effectiveness and enforceability of the remaining provisions of this Agreement shall not be affected. Any such invalid, ineffective or unenforceable provision shall be deemed replaced by such valid, effective and enforceable provision as comes closest to the economic intent and purpose of the invalid, ineffective or unenforceable provision as regards the subject-matter, extent (Maß), time, place and scope (Geltungsbereich) of the relevant provision. The aforesaid shall apply mutatis mutandis to any gap (Lücke) that may be found to exist in this Agreement.
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5 December 2016

Fifth Cinven Fund (No. 1) Limited Partnership
acting by its General Partner
Cinven Capital Management (V) Limited Partnership Incorporated
acting by its General Partner
Cinven Capital Management (V) General Partner Limited

By: /s/ Hayley Tanguy
Name: Hayley Tanguy
Title: Director

Fifth Cinven Fund (No. 2) Limited Partnership
acting by its General Partner
Cinven Capital Management (V) Limited Partnership Incorporated
acting by its General Partner
Cinven Capital Management (V) General Partner Limited

By: /s/ Hayley Tanguy
Name: Hayley Tanguy
Title: Director

Fifth Cinven Fund (No. 3) Limited Partnership
acting by its General Partner
Cinven Capital Management (V) Limited Partnership Incorporated
acting by its General Partner
Cinven Capital Management (V) General Partner Limited

By: /s/ Hayley Tanguy
Name: Hayley Tanguy
Title: Director

Fifth Cinven Fund (No. 4) Limited Partnership
acting by its General Partner
Cinven Capital Management (V) Limited Partnership Incorporated
acting by its General Partner
Cinven Capital Management (V) General Partner Limited

By: /s/ Hayley Tanguy
Name: Hayley Tanguy
Title: Director

Fifth Cinven Fund (No. 5) Limited Partnership
acting by its General Partner
Cinven Capital Management (V) Limited Partnership Incorporated
acting by its General Partner
Cinven Capital Management (V) General Partner Limited

By: /s/ Hayley Tanguy
Name: Hayley Tanguy
Title: Director

Fifth Cinven Fund (No. 6) Limited Partnership
acting by its General Partner
Cinven Capital Management (V) Limited Partnership Incorporated
acting by its General Partner
Cinven Capital Management (V) General Partner Limited

By: /s/ Hayley Tanguy
Name: Hayley Tanguy
Title: Director

Fifth Cinven Fund Co-Investment Partnership acting by its Partner CIP (V) Nominees Limited By: /s/ Babett Carrier Name: Babett Carrier Title: Director
Witness:     /s/ Fiona Guest
Fiona Guest
Solicitor
38 Humbolt Road
London
W6 8QH

Cinven Manco S.Á.R.L. as Manager of Fifth Cinven Fund FCP-SIF By: /s/ Gautier Laurent Name: Gautier Laurent Title: Director Director	/s/ Anke Jager Anke Jager

for and on behalf of the Minority Sellers and the Management Sellers: Cinven Capital Management (V) General Partner Limited By: /s/ Hayley Tanguy Name: Hayley Tanguy Title: Director

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

PURCHASER

For and on behalf of Go Daddy Operating Company, LLC By: /s/ Scott Wagner Name: Scott Wagner Title: President and COO
PURCHASER’S GUARANTOR For and on behalf of Desert Newco, LLC By: /s/ Scott Wagner Name: Scott Wagner Title: President and COO

Cinven Capital Management (V) General Partner Limited as Sellers’ Representative By: /s/ Hayley Tanguy Name: Hayley Tanguy Title: Director

By:     /s/ Patrick Pulvermüller
Patrick Pulvermüller

By:     /s/ Tobias Mohr
Tobias Mohr